Exhibit 99.1

Merger Agreement

Made and entered into on this 3 day of November, 2025

Between:	Matrix IT Ltd.
Company No. 52-003941-3
of 3 Atir Yeda Street, Kfar Saba
Email: yifatg@matrix.co.il
(“Matrix” and/or the “Acquirer”)

of the first part;

And:	Magic Software Enterprises Ltd.
Company No. 52-0036740
of 1 Yahadut Canada Street, Or Yehuda
Email: aberenstein@magicsoftware.com
(“Magic” and/or the “Surviving Company”)

of the second part;

And:	Magitrix Ltd.
Company No. 51-723708-7
of 3 Atir Yeda Street, Kfar Saba
Email: yifatg@matrix.co.il
(“Merger Sub”)

of the third part;

(each of Matrix, Magic, and Merger Sub shall hereinafter be referred to individually as a “Party” and collectively as the “Parties”)

Whereas:	Matrix is a publicly traded company whose securities are listed for trade on the Tel Aviv Stock Exchange Ltd. (the “TASE” or the “Stock Exchange”), and Magic is a publicly traded company whose securities are listed for trade both on the TASE and on NASDAQ; and

Whereas:	Both Matrix and Magic are controlled by Formula Systems (1985) Ltd. (“Formula”), which, as of the date of this Agreement, holds approximately 46.71% of the issued and paid-up share capital of Magic and approximately 48.13% of the issued and paid-up share capital of Matrix; and

Whereas:	Merger Sub is a private company wholly owned by Matrix, established by Matrix for the purpose of carrying out the merger contemplated herein, and has had no business and/or other activity since its incorporation; and

Whereas:	The Boards of Directors of Matrix and Magic each appointed a special and independent board committee to examine the possibility of entering into a transaction, to consider possible alternatives, if any, and various structures for its execution, and authorized such committees, among else, to conduct negotiations with the corresponding committee, to approve or reject the transaction, to determine its terms, and to submit their recommendations to the Board of Directors; and

Whereas:	Each special committee retained independent legal and financial advisors, held extensive discussions concerning the transaction and its terms, examined the fairness of the merger consideration and the existence of possible alternatives and structures for its execution, and reached the conclusion that the execution of the transaction is in the best interests of the company (Matrix or Magic, as applicable) and its shareholders; and

Whereas:	Following extensive negotiations between the special committees, Magic and Matrix reached a principal agreement regarding the main terms of the proposed merger transaction, including the merger consideration, which were set forth in a non-binding memorandum of understanding executed between the Parties on March 10, 2025; and

Whereas:	The Parties wish to enter into this merger agreement (“Agreement”) for the purpose of executing a merger, under which Merger Sub shall merge with and into Magic in accordance with the provisions of Chapter One of Part Eight of the Companies Law (as defined below), so that upon completion of the transaction Merger Sub shall be dissolved, and Magic shall become a private company wholly owned by Matrix, whereby all Eligible Shareholders (as defined below) shall be entitled to the Merger Consideration (as defined below) in exchange for their shares in Magic, all in accordance with the provisions of this Agreement (the “Merger”); and

Whereas:	The Boards of Directors of Matrix and of each of the merging companies (as defined below) (and in the case of Matrix and Magic, after the receipt of approval from their respective independent committees, including in their capacity as audit committees) have approved the entry into the Merger Transaction (as defined below); and

Whereas:	The Parties wish to establish and define within the provisions of this Agreement the full legal framework governing their relationship in connection with the execution of the Merger, the payment for the Purchased Magic Shares (as defined below), and all other matters set forth herein, all in accordance with and subject to the provisions of this Agreement;

Therefore, it is hereby agreed between the Parties as follows:

1.	Introduction and Definitions

1.1.	The preamble to this Agreement and its appendices form an integral part hereof.

1.2.	The headings of the Sections are for convenience of reference only and shall not be used for any other purpose, including the interpretation of this Agreement.

1.3.	In this Agreement, the following terms shall have the meanings set forth alongside them:

“Closing Date” or “Transaction Closing Date”	-	The date on which the transaction is completed pursuant to this Agreement, as stated in Section 8 below, which shall occur on the tenth Business Day following the date on which all Conditions Precedent (other than those waived by a Party entitled to do so) set forth in Section 7 below have been satisfied, unless otherwise agreed by all the Parties, provided that at least thirty (30) days have passed since the general meeting approval in each of the Merging Companies and fifty (50) days since the merger proposals were submitted to the Registrar of Companies.

“Companies Law”	-	The Companies Law, 5759–1999, and the regulations promulgated thereunder.

“Conditions Precedent”	-	All the conditions precedent listed in Section 7.1 below.

“Consideration Shares” or “Merger Consideration”	-	As defined in Section 3.1 below.

“Controlling Shareholder Transaction Regulations”	-	The Securities Regulations (Transaction Between a Company and its Controlling Shareholder), 5761–2001.

“Control”	-	As defined in the Securities Law.

“Copyleft Licenses”	-	Open-source licenses that require, as a condition for the use of software code subject thereto, that any modification to such code and/or its combination or use together with another code component: (1) be made available or distributed in source code form free of charge; (2) be licensed for the creation of derivative works; (3) be distributed under the open-source license applicable to the relevant component with which it was combined; or (4) be distributed freely and without consideration. Without limiting the generality of the foregoing, it is clarified that Copyleft Licenses include, among others (non-exhaustive list), licenses of the following types: GNU General Public License, GNU Lesser General Public License, GNU Affero General Public License, Mozilla Public License, Common Development and Distribution License, and Eclipse Public License.

“Cyber Event”	-	An event during which an attack is carried out on computer systems or embedded computer-based systems or infrastructures (including unauthorized or excessive access) by or on behalf of any party (internal or external to the relevant company) that may cause any damage to the relevant company as a result of the event.

“Dual-Listed Companies Rules and Regulations”	-	The rules and regulations applicable to companies whose shares are traded both on the TASE and on NASDAQ and which are classified as a Foreign Private Issuer, including under U.S. securities laws and NASDAQ listing rules.

“Effective Date”	-	The last trading day of Magic shares on the TASE or NASDAQ, whichever is later, preceding the date of issuance of the Merger Certificate as stated in Section 7.1.3.6 below.

“Eligible Shareholders”	-	All shareholders of Magic as of the Effective Date (as defined below).

“Final Date for Fulfillment of Conditions Precedent”	-	May 1, 2026, or such later date as may be agreed upon by all the Parties.

“Free and Clear”	-	Free and clear of any right of any third party of any kind whatsoever, including, without limitation, free and clear of any lien, pledge, charge, attachment, levy, encumbrance, claim, blocking arrangement, preemptive right, tag-along right, right of first refusal, option to purchase, or any similar right, except for restrictions under the Tax Ruling, if any.

“Fully Diluted Basis”	-	The issued and paid-up share capital of the relevant entity, of any class, assuming the theoretical conversion and/or exercise of all convertible securities, convertible loans, and any right or option of any kind to acquire or receive shares of such entity (whether for consideration or without consideration).

“General Meeting Regulations”	-	The Companies Regulations (Notice and Announcement of a General Meeting and Class Meeting in a Public Company), 5760–2000.

“Intellectual Property”	-	Rights in know-how and databases, trademarks, copyrights, goodwill, inventions, patents, developments, technology, trade secrets, designs, works, domain names, social media accounts, computer software, and any other intellectual property rights or equivalent rights, whether registrable or not, recognized by law anywhere in the world, as well as any license or other right of use with respect to any of the foregoing.

“Interim Period”	-	The period from the date of execution of this Agreement until the Closing Date, or the lawful termination of this Agreement by either of the Parties pursuant to its provisions (whichever occurs earlier).

“Investee Companies” or “Investee Company”	-	Any company or other entity in which Magic or Matrix (as applicable) holds, directly or indirectly, equity or voting rights.

“Magic Disclosure Documents”	-	(a) The following disclosure documents to be provided by Magic to Matrix for inclusion in its reports relating to the transaction, as required under applicable law (including within the notice of the general meeting to be published for approval of the transaction under this Agreement (the “Meeting Notice”), pursuant to the Controlling Shareholder Transaction Regulations, and in the offering document to be published under U.S. securities laws for the purpose of offering the Consideration Shares to the Eligible Shareholders): a description of Magic, Magic’s financial statements, and Magic’s Board Report, all as required under the above regulations and subject to the reliefs and guidance provided (and any additional reliefs and guidance, if and as granted) by the Israel Securities Authority; and any other information and/or document provided by Magic to Matrix that Matrix is required to include in its reports relating to Magic under applicable law and/or upon request of the Israel Securities Authority and/or the TASE and/or the SEC or NASDAQ; and (b) the disclosure documents and any information and/or document that Magic is required to include in its Meeting Notice for approval of the Merger under applicable law and/or upon request of the SEC or NASDAQ.

“Material Adverse Change”	-	Any effect, change, event, development, or circumstance that occurs after the signing of this Agreement and before the later of (a) the date of convening of the general meeting of Magic and Matrix (the later of the two), and (b) subject to the Parties’ agreement regarding the occurrence of a Material Adverse Change, the date of receipt of the final regulatory approval required for completion of the transaction (other than receipt of the merger certificate from the Registrar of Companies), which, in the aggregate or individually, constitutes a material adverse change in respect of: (1) the financial condition, business, assets, operations, profits, property, rights, liabilities, or results of operations of the relevant company; or (2) the ability of the relevant company to perform its obligations under this Agreement or to complete the transaction hereunder, provided that, in determining whether a Material Adverse Change has occurred, no account shall be taken of any effect resulting from any of the following: (a) general changes or developments in the industries or markets in which the relevant company operates; (b) regulatory changes materially affecting the activities or profitability of the relevant company; (c) material acts of war, hostilities, or terrorism; (d) changes in International Financial Reporting Standards (IFRS) or other accounting standards applicable to the relevant company or in their interpretation; (e) changes directly resulting from the execution or performance of this Agreement; (f) effects of natural disasters (including weather damage, floods, or earthquakes) or pandemics on the relevant company, its financial condition, or results; (g) failure to meet forecasts or budgetary targets of the relevant company; or (h) changes in the share price and/or securities of the relevant company on the stock exchange or resulting from suspension or cessation of trading thereon; except that, to the extent that any of the events specified in clauses (a), (b), (c), (d), (f), or (h) above has a materially disproportionate adverse effect on the relevant company compared with other companies operating in its field, such disproportionate component shall be taken into account, among else, when assessing whether a Material Adverse Change has occurred.

“Material Subsidiaries” or “Material Subsidiary”	-	A Subsidiary of Magic or Matrix (as applicable) whose operating profit, according to the higher of (a) its audited consolidated financial statements for the period ended December 31, 2024, or (b) its reviewed consolidated financial statements for the period ended June 30, 2025 (if any), while the operating profit under the reviewed report is multiplied by two, exceeds 2% of the operating profit of Magic or Matrix (as applicable) according to their audited or reviewed consolidated financial statements (as applicable) for the same period.

“Matrix Disclosure Documents”	-	(a) The following disclosure documents to be provided by Matrix to Magic, so that Magic may include in the notice of the general meeting it will publish for approval of the transaction under this Agreement the information required of it pursuant to the rules and regulations applicable to Dual-Listed Companies: namely, the financial statements of Matrix as of December 31, 2024, and June 30, 2025, Matrix’s shelf prospectus, as well as the Meeting Notice (as defined above) with all of its appendices; and any other information and/or document to be provided by Matrix to Magic which Magic is required to include regarding Matrix in its reports relating to the transaction pursuant to applicable law and/or upon request of the SEC or NASDAQ and/or the Israel Securities Authority, or the TASE; and (b) the disclosure documents and any information and/or document that Matrix is required to include in its reports relating to the transaction pursuant to applicable law and/or upon request of the Israel Securities Authority and/or the TASE and/or the SEC subject to the reliefs and guidance provided by the Israel Securities Authority in connection with the Meeting Notice.

“Merged Company”	-	Magic after the merger of Merger Sub into it.

“Merging Companies”	-	The Surviving Company and Merger Sub.

“Merger Regulations”	-	The Companies Regulations (Merger), 5760–2000.

“Merger Transaction”	-	As defined in Section 2 below.

“Nominee Company”	-	The Nominee Company of the Tel Aviv Stock Exchange Ltd., or any other company that may replace it.

“Ordinance”	-	The Income Tax Ordinance [New Version], 5721–1961, and all regulations, rules, and orders promulgated thereunder.

“Purchased Magic Shares”	-	All the ordinary shares of Magic of NIS 0.1 par value each, held by the Eligible Shareholders, which constitute as of this date, and shall constitute on the Transaction Closing Date, all of the issued and paid-up share capital of Magic, on an actual and fully diluted basis.

“Registered Intellectual Property”	-	Any registration and any application for registration of an intellectual property right capable of registration before a competent authority anywhere in the world, including patents and patent applications (including divisional, continuation, or any other applications derived from an earlier patent application), trademarks and trademark applications, design registrations or applications, copyright registrations, domain name registrations, and similar registrations.

“Section 103T Trustee”	-	A trustee to be appointed to serve as the Section 103t Trustee pursuant to the Tax Ruling.

“Securities Law”	-	The Securities Law, 5728–1968, and the regulations promulgated thereunder.

“Shelf Offering Report”	-	The shelf offering report to be published by Matrix for the issuance of the Consideration Shares (as defined below) pursuant to its shelf prospectus; provided that if it is not permissible under law or by order of a competent authority to issue the Consideration Shares through a shelf offering report, such shares shall be issued pursuant to a prospectus or amendment to a prospectus duly approved by the Israel Securities Authority.

“Special Committees” or “Independent Committees”	-	The special and independent board committees appointed by the Boards of Directors of Magic and Matrix (each), pursuant to the resolution of Magic’s Board dated September 13, 2023, and the resolution of Matrix’s Board dated August 9, 2023.

“Specific Consideration Shares Trustee”	-	A trustee, who shall serve as trustee for the benefit of Magic shareholders who do not hold their Magic shares through Magic’s nominee company and who, by the final date to be set in the notice of the general meeting to be convened by Magic for the purpose of approving this Agreement and the Merger Transaction, will not have provided details of the account of the TASE member through which the Consideration Shares will be held on their behalf (the “Specific Consideration Shares”); such trustee shall hold the Specific Consideration Shares on their behalf, in accordance with and subject to the provisions of Section 6.9 of this Agreement and the trust agreement to be executed between the Parties, the principal terms of which shall be published by Magic to its shareholders.

“Subsidiaries” or “Subsidiary”	-	A company (or other entity) controlled, directly or indirectly, by Magic or Matrix (as applicable).

“Tax” or “Taxes”	-	Taxes, fees, levies, duties, assessments, and other compulsory payments imposed by any governmental authority, in Israel or abroad (including taxes relating to income, capital gains, appreciation, sales, value added tax, levies on the employment of foreign workers, payroll tax, national insurance, health insurance, sales or purchase tax, customs levies, customs duties, stamp duty or property tax, excise, stamps, employment taxes, assessments), and any linkage differentials, interest thereon, fines in connection therewith, tax surcharges, or any additional amounts imposed by any tax authority in Israel or abroad, in connection with all of the foregoing, whether payable by a person or for the benefit of another in connection with tax consolidation, indemnification, or otherwise.

“Tax Ruling”	-	A pre-ruling of the Israel Tax Authority pursuant to Section 103t of the Income Tax Ordinance, regarding the tax arrangement applicable to the sale of Magic Shares in exchange for the Merger Consideration and the exemption from withholding tax at source to be granted to Matrix in respect of payment of the Merger Consideration.

2.	The Merger Transaction

2.1.	In accordance with the provisions of this Agreement and subject to the fulfillment of the Conditions Precedent as detailed in Section 7 below, on the Closing Date, all actions set forth in Section 8 below shall be carried out, as a result of which Merger Sub shall merge with and into Magic, such that all of Merger Sub’s activities, assets, and liabilities shall be transferred into Magic, and consequently, Merger Sub shall be dissolved and removed from the Register of Companies pursuant to Section 323 of the Companies Law. The Eligible Shareholders shall receive, on the Closing Date, in consideration for their Magic Shares, the Merger Consideration (the “Merger Transaction” or the “Transaction”). Following the Merger, Magic’s shares shall be delisted from trading on the TASE and NASDAQ, and Magic shall become a private company (as defined in the Companies Law) wholly owned by Matrix.

2.2.	Prior to the date of execution of this Agreement, Formula delivered to the Parties a written undertaking attached hereto as Appendix 2.2, whereby it undertakes to vote by way of all of its shares in favor of the approval of the Merger Transaction and all related resolutions at the general meetings of both Matrix and Magic, the agendas of which shall include the approval of the Merger Transaction. Formula has also notified the Parties that it shall not sell its shares in Magic or Matrix in a manner that would cause it to cease to be the sole controlling shareholder of Magic and Matrix. This undertaking shall be in force as of the execution of the Merger Agreement and until the earlier of: (a) 15 months from the date of this Agreement, and (b) the Closing Date (the “Formula Undertaking”).

3.	Consideration Payable to the Eligible Shareholders

3.1.	On the Closing Date, all rights of the Eligible Shareholders in the Purchased Magic Shares shall be cancelled and converted into the right to receive ordinary shares of Matrix of NIS 1.00 par value each, such that immediately after completion of the Merger, the Eligible Shareholders shall hold 31.125% of the issued and paid-up share capital of Matrix on a Fully Diluted Basis, and the shareholders who held Matrix shares immediately prior to the Closing Date shall hold 68.875% of the issued and paid-up share capital of Matrix on a Fully Diluted Basis (the “Exchange Ratio” and the “Consideration Shares” or the “Merger Consideration,” as applicable).

For the purpose of this Section 3.1, “issued and paid-up share capital of Matrix on a Fully Diluted Basis” means the issued and paid-up share capital of Matrix as of the close of trading on the seventh trading day prior to the Closing Date (the “Calculation Date”), assuming the theoretical exercise of all options outstanding in Matrix’s share capital as of the Calculation Date, while the number of shares issued as a result of the exercise of the options as stated is calculated on a Net-Exercise basis, based on the closing price of each Matrix share on the TASE on the Calculation Date. The Consideration Shares shall be issued to the Eligible Shareholders when Free and Clear, and shall constitute the full and final consideration payable to the Eligible Shareholders for the Purchased Magic Shares.

3.2.	Matrix undertakes that the Consideration Shares shall be issued to the Eligible Shareholders or to the Section 103T Trustee on their behalf, subject to the provisions of the Tax Ruling, as fully paid-up shares, Free and Clear, having identical rights, in all respects, to the ordinary shares of Matrix, and that they shall be listed for trading on the TASE.

3.3.	It is clarified that Matrix shall not issue fractional shares. If the number of Consideration Shares to which a Magic shareholder is entitled does not result in a whole number, such number shall be rounded such that a fraction less than (exactly) 0.5 shall be rounded down to the nearest whole number, and a fraction equal to or greater than (exactly) 0.5 shall be rounded up to the nearest whole number.

3.4.	The vote at Magic’s shareholders meeting and the receipt of the Consideration Shares shall be deemed to constitute a purchase of shares pursuant to a prospectus, within the meaning of the Securities Law, and/or pursuant to any other offering document under the applicable law in the United States. For the avoidance of doubt, the date of Magic’s shareholders meeting approving the Merger Transaction shall be deemed the end of the subscription period as defined in the Securities Law, for the purpose of disclosure obligations under such prospectus. Matrix undertakes to include this clause in the Shelf Offering Report.

3.5.	For the avoidance of doubt, as stated in Section 6.1.4 below, during the Interim Period, each of Magic and Matrix shall be entitled to distribute dividends to its shareholders in accordance with its dividend distribution policy as of the date of execution of this Agreement (and for the avoidance of doubt, they will not distribute more than 75% of their net profit attributed to the shareholders), without affecting the Exchange Ratio or the Merger Consideration.

3.6.	The Merger Consideration was determined through negotiations between the Parties’ Independent Committees, assisted by external advisors. The transaction was approved by each company’s Board of Directors following approval by its Independent Committee and Audit Committee, based, among else, on fairness opinions obtained by each Independent Committee from an external valuation expert regarding the fairness, from a financial point of view, of the transaction consideration to the shareholders of the respective company.

4.	Representations of the Parties

4.1.	Each of the Parties relies, in entering into this Agreement, on the representations set forth in this Section 4.

4.2.	Representations of Magic:

Magic hereby represents and warrants as follows, subject to the disclosures set forth in the disclosure schedule attached hereto as Appendix 4.2 (the “Magic Disclosure Schedule”):

4.2.1.	General

Magic was duly incorporated and organized under the laws of the State of Israel, is duly registered with the Registrar of Companies as an active company, and is not classified as a “Breaching Company” as such term is defined in the Companies Law. Magic is solvent, and to Magic’s best knowledge, there are no proceedings against it, or against any of its Investee Companies, for dissolution, liquidation, stay of proceedings, receivership, or arrangement with creditors, nor any proceedings or petitions under the Insolvency and Economic Rehabilitation Law, 5778–2018 (the “Insolvency Law”) (or any other applicable law), nor any similar proceedings, and Magic is not aware of any intention by any party or of any grounds for initiation of such proceedings. True and current copies of Magic’s memorandum of association (if any) and articles of association are published on EDGAR (the online database of public filings maintained by the U.S. Securities and Exchange Commission, or the “SEC”)) (“EDGAR”). On Target Labs LLC Russia, a subsidiary (indirectly) of Magic, has not violated nor is it in violation of the sanctions of the Security Council, European Union, or the United States.

4.2.2.	Share Capital

4.2.2.1.	Magic’s registered share capital is NIS 50,000,000 divided into 50,000,000 ordinary shares of NIS 0.1 par value each. Magic’s issued and paid-up share capital, on an actual and Fully Diluted Basis, is 49,099,305 ordinary shares of NIS 0.1 par value each.

4.2.2.2.	As of the date of execution of this Agreement and through the Closing Date, there are no outstanding securities convertible into Magic shares, nor any binding obligation of Magic or any of its officers to issue to any person or entity any shares or securities convertible into its shares and/or any other securities of any kind or class whatsoever.

4.2.2.3.	Other than its issued and paid-up capital as set forth in Section 4.2.2.1, Magic has no other outstanding securities.

4.2.3.	Authority to Enter into the Agreement

4.2.3.1.	Subject to obtaining the approvals and fulfilling the conditions specified in Section 7.1 below, Magic is authorized to enter into this Agreement, the signatories signing on its behalf are duly authorized to bind it, and all resolutions required by law and by its corporate documents for the execution, implementation, and approval of this Agreement and all acts pursuant hereto have been duly adopted. The Independent Committee (including in its capacity as the Audit Committee) and the Board of Directors of Magic have approved the Merger and the performance of all of Magic’s obligations under this Agreement. This Agreement constitutes a valid and legally binding obligation of Magic enforceable against it in accordance with its terms.

4.2.3.2.	Subject to obtaining the approvals and fulfilling the conditions specified in Section 7.1 below, there is no prohibition, restriction, or other impediment, whether by law, agreement, commitment, judgment, order, or court decree, to Magic’s entering into this Agreement or to the full performance of its obligations hereunder, and this Agreement does not contravene or conflict with any material law applicable to Magic and/or with any material agreement to which it is a party and shall not constitute a breach of its corporate documents.

4.2.3.3.	The Board of Directors of Magic has confirmed that, having considered the financial condition of the Merging Companies and based on the representation in Section 4.3.3 below, that Merger Sub is an empty company with no operations, assets, or liabilities, there is no reasonable concern that, as a result of the Merger, the Merged Company will be unable to meet its obligations to its creditors in the foreseeable future following completion of the Merger.

4.2.4.	Conduct in the Ordinary Course of Business

4.2.4.1.	Since December 31, 2024, and until the date of execution of this Agreement, except as detailed in Magic’s Immediate Reports and except as set forth in Section 4.2.4 of the Magic Disclosure Schedule:

a.	Magic and/or any of its Subsidiaries have not entered into, nor undertaken to enter into, whether in writing or orally, any material transaction outside the ordinary course of business.

b.	Magic and/or its Investee Companies have not allotted any shares or any securities convertible into shares, nor undertaken, whether in writing or orally, to make any such allotment in the future.

c.	Magic has not sold, purchased, or transferred, nor undertaken, whether in writing or orally, to sell, purchase, or transfer, any shares or other control instruments in any of its Investee Companies, except as set forth in Section 4.2.4 of the Magic Disclosure Schedule.

d.	Neither Magic nor any of its Subsidiaries have paid, or undertaken whether in writing or orally to pay, any bonus, grant, or similar payment contingent upon completion of the Transaction.

e.	Magic or any of its Investee Companies not wholly owned by it have not declared or distributed any cash dividend, or made any distribution (as defined in the Companies Law) to their shareholders in excess of the rate permitted for distribution by their dividend policy, and with respect to Subsidiaries that are not fully held and do not have a dividend policy – in an amount exceeding the rate of dividend distributed by them according to past practice.

f.	Magic and/or any of its Material Subsidiaries have not made any changes to their accounting policy or the manner in which it is applied.

g.	Magic and/or any of its Subsidiaries have not terminated the employment of, or given notice of intent to terminate the employment of, nor received notice of termination of employment from, any Key Employee, and are not aware of any intention of any Key Employee to terminate his or her employment with Magic or any of its Subsidiaries. For this purpose, “Key Employee” shall have the meaning set forth in Appendix 4.3.4.3.

4.2.4.2.	Magic is not aware of any event or circumstance that may materially affect the assets, operations, or financial results of Magic and/or any of its Subsidiaries, which has not been disclosed in an Immediate Report by Magic or detailed in the Magic Disclosure Schedule.

4.2.4.3.	Since December 31, 2024, and until the date of execution of this Agreement, no Material Adverse Change has occurred with respect to Magic.

4.2.5.	Reports and Financial Statements

4.2.5.1.	Magic’s periodic report for 2024, as published on May 15, 2025, on EDGAR and MAGNA (Reference No. 2025-02-033961) (the “Magic Periodic Report”), includes, among else, the consolidated financial statements of Magic as of December 31, 2024, audited by Magic’s independent auditor (the “Magic Annual Financial Statements”), and is hereby incorporated by reference as an appendix to this Agreement (even if not physically attached hereto).

4.2.5.2.	The Magic Annual Financial Statements were duly prepared in accordance with IFRS and in accordance with accounting policies consistently applied with prior years (except for changes disclosed in the notes to the Magic Annual Financial Statements), and in compliance with all applicable rules and regulations governing Dual-Listed Companies.

4.2.5.3.	The Magic 2024 Periodic Report is accurate in all material respects and fairly reflects, in all material respects, the business of Magic and its Subsidiaries, their financial and business condition, equity, receipts, assets, liabilities, existing restrictions (if any) in Magic on dividend distributions or other distributions, obligations, and the financial results of Magic and its Subsidiaries as of the date and for the period covered therein.

4.2.5.4.	Magic’s reports for the first and second quarters of 2025, as published on May 21, 2025, and August 13, 2025, respectively, on EDGAR and MAGNA (Reference Nos. 2025-02-035742 and 2025-02-060138, respectively) (the “Magic Quarterly Reports”), include the results of Magic’s operations (on a consolidated basis) for the first and second quarters of 2025, respectively, and the financial position as of March 31, 2025, and June 30, 2025, respectively, and are hereby incorporated by reference as an appendix to this Agreement (even if not physically attached hereto).

Magic’s Disclosure Documents include, among else, Magic’s reviewed consolidated financial statements as of June 30, 2025 (the “Magic Q2 Financial Statements”), attached hereto as Appendix 4.2.5.4.

4.2.5.5.	The quarterly financial statements of Magic, on which the Magic Quarterly Reports and the Magic Q2 Financial Statements are based, were duly prepared in accordance with IFRS and in accordance with accounting policies consistently applied with prior years, and in compliance with all applicable rules and regulations governing Dual-Listed Companies. The quarterly financial statements of Magic, on which the Magic Quarterly Reports and the Magic Q2 Financial Statements are based, are accurate in all material respects and fairly reflect, in all material respects, the business of Magic and its Subsidiaries, their financial and business condition, equity, receipts, assets, liabilities, existing restrictions (if any) in Magic on dividend distributions or other distributions, obligations, and the financial results of Magic and its Subsidiaries as of the relevant quarterly report date and for the period reported therein.

As set forth in the Magic Periodic Report, Magic identified a material weakness in its internal control over financial reporting, originating from the fact that documentation supporting the execution of certain internal controls within its revenue cycle, related to professional services provided by entities in the United States, was not comprehensively maintained (the “Material Weakness”). Following this conclusion, Magic’s management is acting to remedy the Material Weakness and to continuously improve internal controls over financial reporting, including through the engagement of consultants and the formulation of a remediation plan (the “Material Weakness Remediation Plan”).

4.2.5.6.	In this regard, as reported in the Magic Periodic Report, Magic stated, among else, that “Magic’s management believes that the consolidated financial statements and the accompanying financial information included in the annual report fairly present, in all material respects, the financial position, results of operations, and cash flows as of and for the years ended December 31, 2024 and 2023, and for the three-year period ended December 31, 2024, in accordance with IFRS.”

4.2.5.7.	Magic has complied, and has been in compliance in all material respects, during the 36 months preceding the execution of this Agreement, with all disclosure requirements set forth in the rules and regulations applicable to Dual-Listed Companies (the “Magic Reports”). As of their respective publication dates, all Magic Reports complied, in all material respects, with the disclosure requirements set forth in such rules and regulations. Without derogating from the generality of the foregoing, the Magic Reports were prepared in accordance with applicable law, published on time, and did not include any “Misleading Item” (as defined by applicable law).

4.2.5.8.	The Magic Disclosure Documents were prepared, in all material respects, in accordance with applicable law, including the Controlling Shareholder Transaction Regulations (where applicable), fairly reflect, as required by law, the condition and business of Magic and its Investee Companies, and do not contain any misleading item, as such term is defined in the Securities Law or any other applicable law, nor omit any detail required so as not to render them misleading.

4.2.6.	Companies Held by Magic

4.2.6.1.	Section 4.2.6.1(a) of the Magic Disclosure Schedule details all of Magic’s Investee Companies. Section 4.2.6.1(b) of the Magic Disclosure Schedule specifies: (a) the issued and paid-up share capital of each Investee Company, on an actual and Fully Diluted Basis; and (b) the identity of each shareholder in each Investee Company and the percentage of the share capital of such Investee Company held by each of them, on an actual and Fully Diluted Basis. Except for the Investee Companies listed in Section 4.2.6.1 of the Magic Disclosure Schedule, Magic does not hold, directly or indirectly, any shares, equity interests, or voting rights in any other corporation. Except as detailed in Section 4.2.6.1(c) of the Magic Disclosure Schedule, none of Magic’s Investee Companies have allotted any securities convertible into shares, nor does any of them or any of their officers have any valid, written or oral, obligation toward any person or entity to issue to them any shares or securities convertible into shares and/or any other securities of any kind or class. Except as set forth in Sections 4.2.6.1(b) and 4.2.6.1(c) of the Magic Disclosure Schedule, Magic’s Investee Companies have no other outstanding securities.

4.2.6.2.	Except as set forth in Section 4.2.6.2 of the Magic Disclosure Schedule, all shares and equity rights held by Magic and/or its Subsidiaries, directly or indirectly, in each of the Investee Companies were allotted to them lawfully and in accordance with the corporate documents of the relevant Investee Companies, are fully paid, and are owned exclusively by them. All such shares and equity rights are free and clear and are not the subject of any claims or legal proceedings (including arbitration and/or liquidation and/or receivership proceedings). Except as set forth in Section 4.2.6.2 of the Magic Disclosure Schedule, the execution and/or performance of this Agreement does not constitute a trigger for the exercise of any Put Option held by any shareholder in any of Magic’s Subsidiaries.

4.2.7.	Taxes

4.2.7.1.	Magic and each of its Subsidiaries have paid, when due, all Taxes owed or required by law to be withheld at source, the final payment date of which has passed (subject to any extensions granted, if applicable), and have made adequate provisions in their financial statements for tax liabilities whose final payment date has not yet arrived, including provisions for uncertain tax positions and tax exposures, all in all material respects.

4.2.7.2.	Except as detailed in Section 4.2.7.2 of the Magic Disclosure Schedule, Magic and/or any of its Subsidiaries: (1) are not parties to any pending (criminal or administrative) proceedings, investigations, audits, or claims against them by any tax authorities (including appeals); and (2) have not received any written notice, demand, or claim regarding any tax liabilities or tax payments (beyond what is reflected in their filed tax returns), nor any written notice of the initiation of any investigation, review, or audit by the tax authorities concerning violations of tax laws or pending assessments relating to reports, filings, or payments or withholdings submitted by them. To Magic’s best knowledge, no such investigations, reviews, or audits are being conducted by the tax authorities.

4.2.7.3.	Subject to the fulfillment of the Conditions Precedent, the execution and performance of this Agreement do not violate any of the terms of approvals received by Magic or its Subsidiaries from the tax authorities and do not give rise to any tax liability for Magic or its Subsidiaries.

4.2.7.4.	To the best of Magic’s knowledge, Magic and/or each of its Israeli Subsidiaries have duly reported, in their tax returns over the past seven years, transactions as specified in Section 131(g) of the Ordinance and in the Income Tax Regulations (Reportable Tax Planning), 5767–2006, promulgated thereunder, if and to the extent such transactions were carried out by them. Magic and/or each of its Subsidiaries have duly reported, in their tax returns over the past seven years, opinions as defined in Section 131D(a) of the Ordinance, if and to the extent such opinions were received by them.

4.2.7.5.	Except as detailed in Section 4.2.7.5 of the Magic Disclosure Schedule, neither Magic nor any of its Subsidiaries enjoy any tax benefits, including reduced tax rates, grants, subsidies, tax deferral arrangements, or similar benefits. Magic and/or its Subsidiaries are not Approved, Benefited, Preferred, Technological, or Preferred Technological Enterprises, as such terms are defined in the Encouragement of Capital Investments Law, 5719–1959, and have not received any grant from any governmental authority.

4.2.8.	Legal Proceedings

4.2.8.1.	Magic is not aware of any investigation or other administrative proceeding concerning its or its Investee Companies’ compliance with the law, and has not received any written notice of intention by any governmental or administrative authority to initiate such investigation or proceeding, including the imposition of monetary sanctions, except for any such investigation or proceeding (including the imposition of monetary sanctions) that has not caused and is not reasonably likely to cause a non-material adverse effect on Magic’s (on a consolidated basis) operations, financial condition, or results.

4.2.8.2.	There are no pending legal claims, legal proceedings (criminal or civil), or quasi-judicial proceedings (including administrative, arbitration, mediation, or conciliation proceedings), in Israel or abroad, against Magic or its Investee Companies that may materially affect Magic’s operations, financial condition, or results (on a consolidated basis), and Magic is not aware of any intention to initiate such proceedings.

4.2.8.3.	Magic is not in violation of any judgment or decision of any competent court and/or governmental and/or municipal authority rendered against Magic that would materially and adversely affect its business.

4.2.9.	Intellectual Property

4.2.9.1.	Magic and/or its Subsidiaries are the sole and exclusive owners, or lawfully licensed (including by agreement) from the rights holders, of all Intellectual Property used by them and required for the conduct of their current and future business operations, in all material respects. The Intellectual Property rights of Magic and/or its Subsidiaries are free and clear, subject to the terms of the agreements governing such rights, and Magic and its Subsidiaries are in material compliance with the relevant provisions of such agreements.

4.2.9.2.	All Registered Intellectual Property of Magic and/or its Subsidiaries that is not in application status is valid and in force, all actions required for its registration or maintenance have been duly taken, and all required fees to any competent authority have been lawfully paid. Magic is not aware of any third party that has initiated proceedings challenging or disputing the rights of Magic and/or its Subsidiaries in such Registered Intellectual Property.

4.2.9.3.	Magic and its Subsidiaries take reasonable measures to protect the confidentiality, secrecy, and value of all their Intellectual Property rights and trade secrets (including, without limitation, their source code).

4.2.9.4.	Except as detailed in Appendix 4.2.9.4 to the Magic Disclosure Schedule, Magic and its Subsidiaries do not use open-source licenses in a manner that requires or may require the subjection of any of their Intellectual Property rights to Copyleft Licenses, or the free distribution of any of their Intellectual Property rights, or the obligation to provide open access to any of their Intellectual Property rights to third parties.

4.2.9.5.	To Magic’s best knowledge, neither Magic nor any of its Subsidiaries infringe upon the Intellectual Property rights of any third party. Magic is not aware of any third party claiming that Magic and/or its Subsidiaries infringe upon such rights, and neither Magic nor any of its Subsidiaries has, during the three years preceding the date of this Agreement, received any written warning letters and/or claims from any third party alleging infringement of any Intellectual Property rights by Magic and/or its Subsidiaries.

4.2.9.6.	Magic is not aware of any third party infringing its or its Subsidiaries’ Intellectual Property rights.

4.2.9.7.	All employees and service providers who have contributed to the development of Magic’s and/or its Subsidiaries’ Intellectual Property have executed assignment agreements granting all Intellectual Property rights in the results of their work or services (as applicable) to Magic and/or its Subsidiaries. No third party (and in particular no university, research institute, governmental authority, or the like) holds any rights in the Intellectual Property of Magic or its Subsidiaries, and neither Magic nor its Subsidiaries own any Intellectual Property jointly with any third party.

4.2.9.8.	To Magic’s best knowledge, neither Magic nor its Material Subsidiaries are obligated under any law or agreement to pay any royalties or other payments to any third party for the use of any third party’s Intellectual Property rights (except for non-material payments in respect of standard off-the-shelf software).

4.2.9.9.	The execution of this Agreement by Magic and the consummation of the transactions contemplated herein shall not result in the loss of any Intellectual Property rights of Magic and/or its Subsidiaries, nor in the creation of any payment obligations to any governmental authority in connection with such Intellectual Property.

4.2.10.	Employees

4.2.10.1.	Section 4.2.10.1 of the Magic Disclosure Schedule includes details of the full terms of employment of each of the five most highly compensated officeholders among the senior officers of Magic or of a corporation under its control, as well as of each of the three most highly compensated senior officers of Magic itself. For this purpose, “Senior Officer” means a Chief Executive Officer, Chief Operating Officer, Deputy Chief Executive Officer, Vice President, Accountant, Director, any person performing one of the above functions even if his title differs, and a manager directly subordinate to the Chief Executive Officer.

4.2.10.2.	Except as detailed in Section 4.2.10.2 of the Magic Disclosure Schedule, Magic and its Subsidiaries have complied with all material obligations imposed upon them under applicable law, including the law applicable in the place of employment, in connection with the employment of their employees. Without limiting the generality of the foregoing, to the extent that any license, permit, or visa is required by law for the employment of any of Magic’s or its Subsidiaries’ employees or service providers, such authorization has been duly obtained in accordance with applicable law.

4.2.10.3.	All payments that Magic and its Subsidiaries are required to make to employees under applicable law, including the law applicable in the place of employment, have been fully and timely paid and/or accrued as required. This includes, among else, severance pay, vacation pay, and convalescence pay, all of which have been fully accrued and/or paid in accordance with generally accepted accounting principles in their financial statements and/or fully deposited into applicable plans. All amounts that Magic and/or its Subsidiaries are required by law or agreement to deduct from employee salaries or any other compensation or benefit and remit to authorities (including pension arrangements pursuant to law), and for which the due date has passed, have been deducted, deposited, transferred, and/or paid, and Magic and its Subsidiaries have no material liability in this regard (other than routine deductions, transfers, deposits, and payments made in the ordinary course of business consistent with past practice).

4.2.10.4.	Magic and its Subsidiaries are not parties to any collective bargaining agreement or arrangement and are not subject to any extension order, nor do they have any agreement or arrangement with any labor union. As of the date of execution of this Agreement, there is no representative employee organization or employee committee in Magic or its Subsidiaries. Magic is not aware of any unionization efforts, activities, or proceedings intended to organize the employees of Magic and/or its Subsidiaries, and during the three years preceding the date of this Agreement, there have been no such unionization efforts or attempts in Magic or its Subsidiaries. As of this date, Magic is not a member of any employers’ organization and has not received any approach or demand from any employers’ organization in the three years preceding the execution of this Agreement. During the three years preceding the execution of this Agreement, there have been no strikes, slowdowns, work stoppages, shutdowns, or sanctions resulting from employee organization efforts at Magic or its Subsidiaries.

4.2.10.5.	Except as detailed in Appendix 4.2.10.5 of the Magic Disclosure Schedule, Magic and its Subsidiaries are not in material breach and are, in all material respects, in compliance with the provisions of any applicable law, including the law applicable in the place of employment, or any applicable agreement relating to contractors, service providers, or personnel engaged with them (collectively, the “Service Providers”). To Magic’s best knowledge, there are no claims by Magic or its Subsidiaries against any Service Provider, nor any claims by any Service Provider against Magic or its Subsidiaries, regarding any material breach of the applicable agreement or engagement between the parties and/or concerning the existence of employment relations between such Service Provider and Magic and/or its Subsidiaries or the proper classification of such Service Providers as independent contractors. Magic and/or its Subsidiaries are not aware of any current or former Service Provider who has made, or intends to make, any demand, claim, or legal action asserting the existence of employment relations with Magic and/or its Subsidiaries.

4.2.10.6.	Except as detailed in Appendix 4.2.10.6 of the Magic Disclosure Schedule, the implementation of this Agreement (including all appendices hereto) will not: (a) cause Magic or any of its Subsidiaries to pay any bonus and/or any other material one-time payment to employees or Service Providers; or (b) cause an increase in the value of any material benefit payable by Magic or any of its Subsidiaries to employees or Service Providers; or (c) cause any acceleration of payment dates or vesting dates of any material benefit to employees or Service Providers of Magic or its Subsidiaries.

4.2.10.7.	Except as set forth in Section 4.2.10.7 of the Magic Disclosure Schedule: (a) there are no pending legal proceedings, arbitrations, or demand letters against Magic or its Subsidiaries in connection with employment relations between the companies and their employees that have had, or are reasonably likely to have, a non-material adverse effect on Magic’s operations (at the Magic Group level); (b) Magic is not aware of any pending audits or investigations against Magic or its Subsidiaries in connection with employment relations between the companies and their employees that have had, or are reasonably likely to have, a non-material adverse effect on Magic’s operations (at the Magic Group level); and (c) there are no claims, nor have there been any claims, relating to fraud, embezzlement, criminal acts, misconduct, or misuse of funds or assets of Magic or its Investee Companies by any officer, employee, or Service Provider of Magic or its Investee Companies during the past three (3) years.

4.2.11.	Cyber Events

4.2.11.1.	To Magic’s best knowledge, during the past two years, no Cyber Event has occurred at Magic and/or its Subsidiaries, including any unauthorized access to information systems, ransomware attack, data breach, unauthorized access to data, or any other technological failure that has adversely affected the operations, reputation, assets, liabilities, and/or legal compliance of Magic and/or its Subsidiaries.

4.2.11.2.	Magic is not aware of any material breach, failure, or damage to its and/or its Subsidiaries’ systems and/or IT infrastructures that has not been remedied, and neither Magic nor, to Magic’s best knowledge, any of its Subsidiaries has received any demand, complaint, or inquiry from any third party concerning any data security breach, privacy violation, or data leak resulting from a Cyber Event.

4.2.11.3.	Magic and its Material Subsidiaries take the necessary measures to mitigate the risk of a Cyber Event, in accordance with the standards commonly applied in the market for public companies of the size and in the fields of activity of Magic.

4.2.12.	Financing Agreements

4.2.12.1.	The financing agreements to which Magic and/or any of its Subsidiaries are parties are valid, binding, and duly performed by all parties thereto. Neither Magic nor its Material Subsidiaries are in material breach and/or default under such financing agreements, and no lender has alleged any breach or default thereunder. No event or circumstance has occurred which, with notice or the passage of time or both, would constitute a breach or default under any such agreement. Except as detailed in Section 4.2.12.1 of the Magic Disclosure Schedule, the execution of this Agreement and the consummation of the transaction contemplated hereby shall not result in a breach of, or constitute an event of default under, any financing agreement to which Magic and/or any of its Subsidiaries are parties, nor shall it trigger any right of the lender or any third party under such financing agreement to declare the debt immediately due and payable, realize any collateral, demand additional security, or alter its terms.

4.2.12.2.	Except as detailed in Section 4.2.12.2 of the Magic Disclosure Schedule, the execution of this Agreement and the consummation of the transaction contemplated hereby do not require the consent or waiver of any lender of Magic and/or its Subsidiaries.

For the purposes of this Section 4.2.12, the term “Financing Agreement” means any financing agreement of any kind, including loans, credit facilities, hedging transactions, and guarantees to which Magic and/or its Subsidiaries are parties, including any agreement granting the lender any lien or security interest of any kind in the assets of Magic and/or its Subsidiaries, but excluding intercompany agreements within the Magic Group with entities wholly owned by Magic.

4.2.13.	Due Diligence

Without derogating from the representations included in this Agreement, Magic confirms that it is entering into this Agreement after having conducted a due diligence review to its satisfaction regarding Matrix and its Subsidiaries, based on data and documents made available to it by Matrix, after consulting with all external advisors and experts it deemed appropriate, and has determined that the transaction is suitable for its needs.

4.2.14.	Validity of Representations

4.2.14.1.	Magic acknowledges that Matrix is entering into this Agreement in reliance upon its representations and undertakings set forth in this Section 4.2.

4.2.14.2.	Except for the representations and warranties expressly made by Magic in this Agreement, no other representations, express or implied, have been made to Matrix or to Merger Sub by Magic.

4.2.14.3.	All of Magic’s representations and warranties set forth in Section 4.2 above shall automatically expire and terminate immediately upon the Closing Date (other than for the purpose of the representations insurance policy described in Section 6.10 of this Agreement, if acquired). It is clarified that following the Closing Date, Matrix and Merger Sub shall have no claim or cause of action against Magic and/or its officers and/or anyone on its behalf for any inaccuracy in such representations, in whole or in part.

4.3.	Representations of Merger Sub

Merger Sub hereby represents and warrants, and Matrix hereby confirms, represents, and warrants with respect to Merger Sub, as follows:

4.3.1.	Merger Sub was duly incorporated and organized under the laws of the State of Israel on October 30, 2025, is duly registered with the Registrar of Companies as an active company, and is not considered a “breaching company” as such term is defined in the Companies Law. No liquidation or dissolution proceedings are pending against it (other than those arising from the execution and performance of this Agreement) nor any proceedings for its winding-up, liquidation, receivership, or similar actions, and there is no threat to initiate any such actions. A copy of Merger Sub’s Memorandum of Association and Articles of Association is attached as Section 4.3.1 to the Matrix Disclosure Schedule.

4.3.2.	Merger Sub is a private company. Its authorized share capital consists of 1,000 ordinary shares with NIS 1.00 par value each. Its issued share capital consists of 100 ordinary shares with NIS 1 par value each, all of which (including all control rights in Merger Sub) have been held in full since its incorporation by the Acquirer.

4.3.3.	From the date of its incorporation until the date of execution of this Agreement, Merger Sub has had no business activity, is empty of assets and liabilities, and is not a party to any agreements (other than this Agreement). Accordingly, it has not prepared any financial statements and will not have any such business activity or liabilities until the Closing Date (except as required for the performance of this Agreement).

4.3.4.	Merger Sub has no obligation, nor does any of its officers, to issue any shares or convertible securities and/or any rights and/or any other securities of any kind or class to any person or entity, and neither Merger Sub nor any of its officers or directors shall undertake such obligations until the Closing Date.

4.3.5.	Subject to the receipt of approvals and satisfaction of the conditions set forth in Section 7.1 below, the signatories on behalf of Merger Sub are duly authorized to bind it by their signatures; the Merger Sub has full corporate authority to enter into this Agreement and has obtained all necessary resolutions under applicable law and its corporate documents for the purpose of executing this Agreement, implementing it, and approving all actions taken pursuant hereto. The shareholder and the Board of Directors of Merger Sub have approved the Merger and the performance of all of Merger Sub’s obligations under this Agreement. This Agreement constitutes a valid and binding obligation of Merger Sub, enforceable against it in accordance with its terms.

4.3.6.	Subject to the receipt of approvals and satisfaction of the conditions set forth in Section 7.1 below, there is no prohibition, restriction, or other impediment, whether under law or contract, judgment, order, or decree, preventing Merger Sub from entering into this Agreement and fully performing its obligations hereunder. The transaction contemplated by this Agreement does not conflict with or contravene any material legal provisions applicable to it and/or any material agreement to which it is a party and will not constitute a breach of its corporate documents.

4.3.7.	The Board of Directors of Merger Sub has approved that, considering the financial condition of the merging companies, relying on the representations in this Agreement, and noting that Merger Sub is a company with no activity, assets, or liabilities, there is no reasonable concern that, as a result of the Merger, the merged company will be unable to meet its obligations to its creditors in the foreseeable future after the completion of the Merger.

4.3.8.	Except for the representations and warranties expressly made by Merger Sub in this Agreement, no other representations, express or implied, have been made by Merger Sub to Magic.

4.4.	All of the representations and warranties of Merger Sub set forth in this Section 4.3 shall automatically expire and terminate immediately upon the Closing Date, and following the Closing Date, Magic shall have no claim or cause of action against Merger Sub and/or its officers and/or anyone on its behalf for any inaccuracy in such representations, in whole or in part.

4.5.	Representations of Matrix:

Matrix hereby represents and warrants as follows, subject to the disclosures in the disclosure schedule attached hereto as Appendix 4.5 (the “Matrix Disclosure Schedule”):

4.5.1.	General

4.5.1.1.	Matrix is the owner and holder of all the issued and allotted share capital of Merger Sub, and it represents and warrants that the representations and warranties of Merger Sub in Section 4.3 above are true and complete.

4.5.1.2.	Matrix was duly incorporated and organized under the laws of the State of Israel, is duly registered with the Registrar of Companies as an active company, and is not considered a “breaching company” as such term is defined in the Companies Law. Matrix is solvent, and to its best knowledge, no proceedings are pending against it or any of its Investee Companies for dissolution, liquidation, receivership, or arrangement with creditors, or any proceedings or petitions under the Insolvency Law (or any other applicable law), or any similar proceedings, and Matrix is not aware of any intent or grounds by any party to initiate such proceedings. Correct and updated copies of Matrix’s Memorandum of Association (if any) and Articles of Association are published in the distribution system of the Israel Securities Authority (the “MAGNA”).

4.5.1.3.	Subject to the fulfillment of the Conditions Precedent, Matrix shall have, as of the Closing Date, full ability and means required to allot the Consideration Shares to the Eligible Shareholders of Magic.

4.5.2.	Share Capital

4.5.2.1.	The authorized share capital of Matrix consists of 100,000,000 ordinary shares with a nominal value of NIS 1.00 each. As of the date of execution of this Agreement, Matrix’s issued and paid-up share capital, on an actual and Fully Diluted Basis, consists of 64,286,889 and 64,875,889ordinary shares of NIS 1.00 nominal value each, respectively (of which 653,860 are dormant shares). The authorized share capital of Matrix is sufficient to allot the Consideration Shares in accordance with this Agreement.

4.5.2.2.	As of the date of execution of this Agreement and as of the Closing Date, except as detailed in Section 4.5.2.2 of the Matrix Disclosure Schedule, there are no outstanding securities convertible into Matrix’s share capital, and except for Matrix’s obligation to allot shares to the holders of convertible securities as detailed in Section 4.5.2.2 of the Matrix Disclosure Schedule, and except for its obligation toward Magic’s shareholders to allot to them the Consideration Shares as set forth in this Agreement, Matrix and its officers have no valid, written or oral, obligation toward any person or entity to allot to them any of its shares, securities convertible into its shares, and/or any other securities of any kind or class.

4.5.3.	Authority to Enter into the Agreement

4.5.3.1.	Subject to the receipt of approvals and fulfillment of the conditions set forth in Section 7.1 below, Matrix is duly authorized to enter into this Agreement. The signatories on its behalf are duly authorized to bind it by their signatures, and Matrix has obtained all necessary resolutions required under applicable law and its corporate documents for the purpose of entering into this Agreement, implementing it, and approving all actions taken pursuant hereto. The Independent Committee (including in its capacity as the Audit Committee) and the Board of Directors of Matrix have approved the Merger and the performance of all of Matrix’s obligations under this Agreement. This Agreement constitutes a valid and binding obligation of Matrix, enforceable against it in accordance with its terms.

4.5.4.	Subject to the receipt of approvals and fulfillment of the conditions set forth in Section 7.1 below, there is no prohibition, restriction, or other impediment, whether under law, contract, judgment, order, or decree, preventing Matrix from entering into this Agreement and fully performing its obligations hereunder. The transaction contemplated by this Agreement does not conflict with or contravene any material legal provisions applicable to Matrix and/or any material agreement to which it is a party, and shall not constitute a breach of its corporate documents.

4.5.5.	Conduct in the Ordinary Course of Business

From December 31, 2024, until the date of execution of this Agreement, and except as detailed in Matrix’s current and quarterly reports and in Section 4.5.4 of the Matrix Disclosure Schedule:

a.	Matrix and/or any of its Subsidiaries have not entered into, nor undertaken to enter into, in writing or orally, any material transaction outside the ordinary course of their business.

b.	Matrix and/or its Investee Companies have not allotted any shares or securities convertible into shares and have not undertaken, in writing or orally, to make any such allotment in the future.

c.	Matrix has not sold, purchased, or transferred, nor undertaken, in writing or orally, to sell, purchase, or transfer, any shares or other means of control in any of its Investee Companies.

d.	Neither Matrix nor any of its Subsidiaries has paid or undertaken, in writing or orally, to pay any bonus, grant, or similar payment contingent upon completion of the transaction.

e.	Neither Matrix nor any of its Investee Companies that are not wholly owned by it has declared or distributed any cash dividend or made any distribution (as such term is defined in the Companies Law) to its shareholders at a rate exceeding the rate permitted for distribution under its dividend policy, and, with respect to Subsidiaries that are not wholly owned and have no dividend policy, at a rate exceeding the rate customarily distributed by them according to past practice.

f.	Matrix and/or any of its Material Subsidiaries have not made changes to their accounting policies or the manner of their implementation.

g.	Matrix and/or any of its Subsidiaries have not terminated, notified of intent to terminate, or received notice of termination of employment of any Key Employee, and neither Matrix nor any of its Subsidiaries is aware of any intention by any Key Employee to terminate his or her employment with Matrix or any of its Subsidiaries. For this purpose, the term “Key Employee” shall have the meaning set forth in Appendix 4.5.4g

4.5.5.1.	Matrix is not aware of any event or circumstance that may materially affect the assets, operations, or financial results of Matrix and/or any of its Subsidiaries, other than as disclosed in Matrix’s current reports or detailed in the Matrix Disclosure Schedule.

4.5.5.2.	Since December 31, 2024, and until the date of execution of this Agreement, no Material Adverse Change has occurred with respect to Matrix.

4.5.6.	Reports and Financial Statements

4.5.6.1.	The periodic report of Matrix for 2024, as published on MAGNA on March 16, 2025 (Reference No. 2025-01-017214) (the “Matrix Periodic Report”), includes, among else: (1) the audited consolidated financial statements of Matrix as of December 31, 2024 (the “Matrix Annual Financial Statements”); (2) the Board of Directors’ Report of Matrix as of December 31, 2024 (the “Matrix Annual Report as of December 31, 2024”); and (3) the description of Matrix’s corporate business for 2024 (the “Matrix MD&A for 2024”), and all of the above are incorporated herein by reference (even if not physically attached to this Agreement).

4.5.6.2.	The quarterly report of Matrix for the first quarter of 2025, as published on MAGNA on May 13, 2025 (Reference No. 2025-01-033244) (the “Matrix Q1 Report”), includes, among else: (1) the consolidated reviewed financial statements of Matrix as of March 31, 2025 (the “Matrix Q1 Financial Statements”); and (2) the Board of Directors’ Report of Matrix as of March 31, 2025 (the “Matrix Quarterly Report as of March 31, 2025”), and all of the above are incorporated herein by reference (even if not physically attached to this Agreement).

4.5.6.3.	The quarterly report of Matrix for the second quarter of 2025, as published on MAGNA on August 12, 2025 (Reference No. 2022-01-059498) (the “Matrix Q2 Report”), includes, among else: (1) the consolidated reviewed financial statements of Matrix as of June 30, 2025 (the “Matrix Q2 Financial Statements”); and (2) the Board of Directors’ Report of Matrix as of June 30, 2025 (the “Matrix Quarterly Report as of June 30, 2025”), and all of the above are incorporated herein by reference (even if not physically attached to this Agreement).

4.5.6.4.	The Matrix Annual Financial Statements, the Matrix Q1 Financial Statements, and the Matrix Q2 Financial Statements were duly prepared in accordance with IFRS and in accordance with accounting policies consistently applied with those of previous years (except for changes disclosed in the notes to the Matrix Annual Financial Statements), and in accordance with all applicable laws and regulations governing companies whose shares are traded on a stock exchange and which are “Reporting Corporations” as defined in the Securities Law, including the Securities Regulations (Annual Financial Statements), 5770–2010.

4.5.6.5.	The Matrix Annual Report as of December 31, 2024, the Matrix MD&A for 2024, and the Matrix Quarterly Reports as of March 31, 2025, and June 30, 2025, were prepared in accordance with the Securities Regulations (Periodic and Immediate Reports), 5730–1970.

4.5.6.6.	The Matrix Annual Report, the Matrix Q1 Report, and the Matrix Q2 Report are accurate in all material respects and reflect, in all material respects, the business of Matrix and its Subsidiaries, their financial and business condition, capital, revenues, assets, liabilities, any existing restrictions (if any) on Matrix with respect to the distribution of dividends or any other distribution, their obligations, and the financial results of Matrix and its Subsidiaries as of the dates and for the periods to which they relate.

4.5.6.7.	Matrix complies, and has complied in all material respects during the 36 months preceding the execution of this Agreement, with all disclosure requirements set forth in the Securities Law and the regulations promulgated thereunder (“Matrix Reports”). As of the relevant dates on which they were published, all Matrix Reports complied, in all material respects, with the requirements of the Securities Law and the regulations promulgated thereunder. The Matrix Reports were prepared in accordance with applicable law, published in a timely manner, and did not include any “misleading detail” (as such term is defined in the Securities Law).

4.5.6.8.	The Matrix Disclosure Documents were prepared, in all material respects, in accordance with the provisions of applicable law. They accurately reflect, as required by law, the condition and business of Matrix and its Investee Companies, and do not include any misleading detail, as such term is defined in the Securities Law or any other applicable law, and do not omit any information necessary to ensure that they are not misleading.

4.5.7.	Investee Companies of Matrix

4.5.7.1.	Section 4.5.7.1(a) of the Matrix Disclosure Schedule details all of Matrix’s Investee Companies. Section 4.5.7.1(b) of the Matrix Disclosure Schedule specifies: (a) the issued and paid-up share capital of each Investee Company, on both an actual and Fully Diluted Basis; and (b) the identity of each shareholder in each Investee Company and the percentage of shares held by such shareholder in the relevant Investee Company, on both an actual and Fully Diluted Basis. Except for the Investee Companies listed in Section 4.5.7.1(a) of the Matrix Disclosure Schedule, Matrix does not directly or indirectly hold any shares, equity rights, or voting rights in any other corporation. Except as detailed in Section 4.5.7.1(c) of the Matrix Disclosure Schedule, the Investee Companies have not allotted any securities convertible into their shares, and there is no valid, written or oral, undertaking by any of the Investee Companies or any of their directors toward any person or entity to allot shares or securities convertible into shares and/or other securities of any kind or class. Except as detailed in Sections 4.5.7.1(b) and 4.5.7.1(c) of the Matrix Disclosure Schedule, the Investee Companies of Matrix have no other outstanding securities.

4.5.7.2.	All shares and equity rights held by Matrix and/or its Subsidiaries, directly or indirectly, in each of the Investee Companies, were duly allotted in accordance with applicable law and the incorporation documents of such Investee Companies, have been fully paid, and are owned exclusively by them. All such shares and equity rights are free and clear and are not subject to any claims or legal proceedings (including arbitration, liquidation, or receivership proceedings). The execution and/or performance of this Agreement shall not trigger the exercise of any Put Option by a shareholder in any of Matrix’s Subsidiaries.

4.5.8.	Taxes

4.5.8.1.	Matrix and each of its Subsidiaries have duly and timely paid to the tax authorities all taxes imposed on them or required by law to be withheld at source, for which the final payment date has passed (subject to any extensions granted, if applicable), and have recorded in their financial statements appropriate provisions for tax liabilities for which the final payment date has not yet occurred, including provisions for uncertain tax positions and tax exposures, all in all material respects.

4.5.8.2.	Matrix and/or any of its Subsidiaries: (1) are not party to any (criminal or administrative) proceedings, investigations, discussions, audits, or claims pending against them by the tax authorities (including appeals); and (2) have not received any written notice, demand, or claim in relation to any tax liabilities or tax payments (beyond what is required under the tax returns submitted by them), nor any written notice regarding the initiation of an investigation, audit, or review by the tax authorities in connection with any violation of tax laws or concerning the existence of tax assessments arising from submitted reports, returns, or deductions, except as detailed in Section 4.5.8.2 of the Matrix Disclosure Schedule. To the best of Matrix’s knowledge, no such investigation, audit, or review is being conducted by the tax authorities.

4.5.8.3.	Subject to the fulfillment of the Conditions Precedent, the execution and performance of this Agreement do not violate any conditions in the approvals received by Matrix and its Subsidiaries from the tax authorities and do not result in the imposition of any tax liability on Matrix or its Subsidiaries.

4.5.8.4.	To the best of Matrix’s knowledge, Matrix and/or each of its Israeli subsidiaries have duly reported, in their tax returns over the past seven years, transactions as specified in Section 131(g) of the Ordinance and in the Income Tax Regulations (Reportable Tax Planning), 5767–2006, promulgated thereunder, if and to the extent such transactions were carried out by them. Matrix and/or each of its subsidiaries have duly reported, in their tax returns over the past seven years, opinions as defined in Section 131D(a) of the Ordinance, if and to the extent such opinions were received by them.

4.5.8.5.	Except as detailed in Section 4.5.8.5 of the Matrix Disclosure Schedule, Matrix and/or any of its Subsidiaries do not enjoy any tax benefits, including reduced tax rates, grants, subsidies, deferred tax arrangements, or similar benefits. Matrix and/or any of its Subsidiaries are not “Approved Enterprises,” “Benefited Enterprises,” “Preferred Enterprises,” “Technology Enterprises,” or “Preferred Technology Enterprises,” as such terms are defined in the Law for the Encouragement of Capital Investments, 5719–1959, and have not received any grant from any governmental body.

4.5.9.	Legal Proceedings

4.5.9.1.	Matrix is not aware of any investigation or other administrative proceeding concerning the compliance of Matrix and/or its Held Subsidiaries with applicable law, and no written notice has been received from any governmental or administrative authority regarding an intention to initiate any such investigation or administrative proceeding, including the imposition of monetary sanctions, except for any such investigation or proceeding (including monetary sanctions) that has not caused and is not reasonably expected to cause a non-negligible adverse effect on the operations of Matrix (on a consolidated basis), its financial condition, or its results.

4.5.9.2.	Except as detailed in Section 4.5.9.2 of the Matrix Disclosure Schedule, there are no claims, legal proceedings (criminal or civil), or quasi-judicial proceedings (including administrative proceedings, hearings, arbitration, mediation, or conciliation), whether in Israel or abroad, pending against Matrix or its Investee Companies, that would materially affect the operations, financial condition, or results of Matrix (on a consolidated basis), and Matrix is not aware of any intention to initiate any such proceedings.

4.5.9.3.	Matrix is not in violation of any judgment, decree, or decision of any competent court and/or governmental and/or municipal authority rendered against Matrix that would materially adversely affect its business.

4.5.10.	Intellectual Property

4.5.10.1.	Matrix and/or its Subsidiaries are the owners and exclusive right holders, or hold valid authorizations (including by agreement) from the right holders, in all Intellectual Property used by them and required for the conduct of their current and future business operations, in all material respects. The rights of Matrix and/or its Subsidiaries in such Intellectual Property are free and clear, subject to the terms of the agreements governing such rights, and Matrix and its Subsidiaries comply, in all material respects, with the relevant terms of such agreements.

4.5.10.2.	All registered Intellectual Property of Matrix and/or its Subsidiaries, which is not in application status, is valid and in force. All required actions for its registration or maintenance have been duly taken, and all required payments to any competent authority have been duly made. Matrix is not aware of any third party that has initiated proceedings challenging or contesting the rights of Matrix and/or its Subsidiaries in such registered Intellectual Property.

4.5.10.3.	Matrix and its Subsidiaries take reasonable measures to protect the confidentiality, secrecy, and value of all their Intellectual Property rights and trade secrets (including, without limitation, their source code).

4.5.10.4.	Matrix and its Subsidiaries do not use open-source licenses in a manner that requires or may require the subjection of any of their Intellectual Property rights to copyleft licenses, the free distribution of any of their Intellectual Property, or the obligation to grant third parties free access to any of their Intellectual Property rights.

4.5.10.5.	To the best of Matrix’s knowledge, neither Matrix nor any of its Subsidiaries infringes the Intellectual Property rights of any third party. Matrix is not aware of any third party claiming that Matrix and/or its Subsidiaries infringe the Intellectual Property rights of any such third party, and Matrix and/or its Subsidiaries have not, during the three years preceding the date of this Agreement, received any written warning letters and/or claims from any third party alleging infringement of such Intellectual Property rights by Matrix and/or its Subsidiaries.

4.5.10.6.	Matrix is not aware of any third party infringing the Intellectual Property rights of Matrix and/or its Subsidiaries.

4.5.10.7.	All employees and service providers who have contributed to the development of the Intellectual Property of Matrix and/or its Subsidiaries have executed assignment agreements granting all Intellectual Property rights in the work products or services (as applicable) of such individuals to Matrix and/or its Subsidiaries. No third party (including, in particular, universities, research institutes, governmental authorities, etc.) holds any rights in the Intellectual Property of Matrix and its Subsidiaries, and Matrix and/or its Subsidiaries do not own any jointly held Intellectual Property with any third party.

4.5.10.8.	To the best of Matrix’s knowledge, neither Matrix nor any of its Material Subsidiaries is obligated, under any law and/or agreement, to pay any royalties or other payments to any third party for the use of any third party’s Intellectual Property rights (other than immaterial payments for standard off-the-shelf software).

4.5.10.9.	The execution of this Agreement and the transactions contemplated herein will not result in the loss of any Intellectual Property rights of Matrix and/or its Subsidiaries, nor will they create any payment obligations toward any governmental authority in connection with such Intellectual Property.

4.5.11.	Employees

4.5.11.1.	Section 4.5.11.1 of the Matrix Disclosure Schedule includes details of the full terms of employment of each of the five most highly compensated officeholders among the senior officers of Matrix or of a corporation under its control, as well as of each of the three most highly compensated senior officers of Matrix itself. For this purpose, “Senior Officer” means a Chief Executive Officer, Chief Operating Officer, Deputy Chief Executive Officer, Vice President, Accountant, Director, any person performing one of the above functions even if his title differs, and a manager directly subordinate to the Chief Executive Officer.

4.5.11.2.	Except as detailed in Section 4.5.11.2 of the Matrix Disclosure Schedule, Matrix and its Subsidiaries have complied with all material obligations imposed on them under any applicable law, including the law applicable at the place of employment, in connection with the employment of their employees. Without derogating from the generality of the foregoing, where a license, permit, or visa is required by law for the employment of any of the employees or service providers of Matrix and/or its Subsidiaries, such authorization has been duly obtained in accordance with law.

4.5.11.3.	All payments that Matrix and its Subsidiaries are obligated to pay to employees under any applicable law, including the law applicable at the place of employment, have been fully paid and/or deposited on time as required. This includes, without limitation, severance pay, recuperation pay, and accrued vacation pay, all of which have been fully provided for and/or paid in accordance with generally accepted accounting principles in their financial statements and/or fully deposited in the applicable arrangements. All amounts that Matrix and/or its Subsidiaries are required, under any applicable law or agreement, to deduct from employees’ wages or from any other compensation or benefit and to pay to authorities (including pension arrangements in accordance with law), and for which the due date has passed, have been deducted, deposited, transferred, and/or paid, and Matrix and its Subsidiaries have no material liability in this regard (except for routine deductions, transfers, deposits, and payments to be made in due course and in the ordinary course of business, consistent with past practice).

4.5.11.4.	Other than as set forth in Section 4.5.11.4 of the Matrix Disclosure Schedule, Matrix and its Subsidiaries are not party to any collective agreement or arrangement and/or subject to any extension order, and have no agreement or arrangement with any labor union. As of the date of execution of this Agreement, there is no employees’ organization or works council operating in Matrix or its Subsidiaries. Matrix is not aware of any labor organization activity or proceedings aimed at organizing employees of Matrix and/or its Subsidiaries, and during the three years preceding the date of execution of this Agreement, there have been no labor organization activities or attempts in Matrix or its Subsidiaries. As of this date, Matrix is not a member of any employers’ association and has not received any request or demand from any employers’ association during the three years preceding the date of execution of this Agreement. During the three years preceding the date of execution of this Agreement, there have been no strikes, work stoppages, slowdowns, lockouts, or sanctions resulting from employee organization activities at Matrix or its Subsidiaries.

4.5.11.5.	Except as detailed in Section 4.5.11.5 of the Matrix Disclosure Schedule, Matrix and its Subsidiaries are not in material breach and comply, in all material respects, with all applicable laws, including those applicable at the place of employment, or any agreement applicable to contractors, subcontractors, and service providers engaged by them (collectively: the “Service Providers”). To the best of Matrix’s knowledge, there are no claims by Matrix or its Subsidiaries against any Service Providers, nor any claims by any Service Providers against Matrix or its Subsidiaries, regarding any material breach of the agreement or engagement between the parties and/or regarding the existence of employment relationships between such Service Providers and Matrix and/or its Subsidiaries, or concerning the proper classification of Service Providers as independent contractors. Matrix and/or its Subsidiaries are not aware of any Service Provider, past or present, who has made, or intends to make, any demand and/or claim and/or file a lawsuit regarding the existence of employment relations between them and Matrix and/or its Subsidiaries.

4.5.11.6.	Except as detailed in Section 4.5.11.6 of the Matrix Disclosure Schedule, the execution and implementation of this Agreement (including all of its appendices) will not: (a) cause Matrix or any of its Subsidiaries to pay any bonus and/or any other material one-time payment to employees or Service Providers; or (b) result in an increase in the value of any material benefit that Matrix or any of its Subsidiaries is required to pay to employees or Service Providers; or (c) cause an acceleration in the payment dates or vesting dates of any material benefit to the employees or Service Providers of Matrix or its Subsidiaries.

4.5.11.7.	Except as stated in Section 4.5.11.7 of the Matrix Disclosure Schedule: (a) There are no pending legal or arbitration proceedings and/or demand letters against Matrix or its Subsidiaries relating to employment relations between the companies and their employees that have had or are reasonably expected to have a non-negligible adverse effect on the operations of Matrix (at the Matrix group level); (b) Matrix is not aware of any ongoing audits and/or investigations against Matrix or its Subsidiaries relating to employment relations between the companies and their employees that have had or are reasonably expected to have a non-negligible adverse effect on the operations of Matrix (at the Matrix group level); (c) There are no claims, and there have not been any claims, for fraud, embezzlement, criminal acts, misconduct, or misuse of funds or assets of Matrix or its Investee Companies by any officer, employee, or Service Provider of Matrix or its Investee Companies, whether currently or during the past three (3) years.

4.5.12.	Cyber Events

4.5.12.1.	To the best of Matrix’s knowledge, during the past two years, no Cyber Event has occurred at Matrix and/or its Subsidiaries, including unauthorized access to information systems, ransomware attacks, data leaks or unauthorized access to information, or any other technological failure that has adversely affected the operations of Matrix and/or its Subsidiaries, their reputation, assets, liabilities, and/or their compliance with any material legal requirements applicable to them.

4.5.12.2.	Matrix is not aware of any material breach, failure, or damage to the systems and/or IT infrastructure of Matrix and/or its Subsidiaries that has not been remedied, and neither Matrix nor, to the best of Matrix’s knowledge, its Subsidiaries, have received any demand, complaint, or communication from any third party in connection with an information security breach, privacy violation, or data leak resulting from a Cyber Event.

4.5.12.3.	Matrix and its Material Subsidiaries take all necessary measures to reduce the risk of Cyber Events, in accordance with market standards applicable to public companies of the size and business scope of Matrix.

4.5.13.	Financing Agreements

4.5.13.1.	The Financing Agreements to which Matrix and/or any of its Subsidiaries are a party are valid, binding, and being duly performed by all parties thereto. Matrix and/or its Material Subsidiaries are not in material breach of any such Financing Agreements and/or in Default thereunder, and no lender has claimed any such breach or Default, nor has any event or circumstance occurred which, with notice or the passage of time or both, would constitute a breach or Default under such agreements. Except as detailed in Section 4.5.13.1 of the Matrix Disclosure Schedule, the execution of this Agreement and the consummation of the transactions contemplated herein will not result in a breach of, or constitute a Default under, any Financing Agreement to which Matrix and/or any of its Subsidiaries is a party, nor will they trigger any right of the borrower, lender, or any third party under such Financing Agreement to accelerate any indebtedness, realize any security, require additional collateral, or amend the terms thereof.

4.5.13.2.	Except as detailed in Section 4.5.13.2 of the Matrix Disclosure Schedule, the execution and consummation of this Agreement and the transactions contemplated herein do not require the consent or waiver of any lender or financing party of Matrix and/or its Subsidiaries.

For the purposes of this Section 4.5.13, the term “Financing Agreement” means any type of financing agreement, including loans, credit facilities, hedging transactions, and guarantees, to which Matrix and/or its Subsidiaries are a party, including any agreement granting the financing entity a lien or other form of security interest over the assets of Matrix and/or its Subsidiaries, but excluding intercompany agreements within the Matrix Group with wholly owned Subsidiaries of Matrix.

4.5.14.	Due Diligence

Without derogating from the representations contained in this Agreement, Matrix confirms that it is entering into this Agreement after conducting a due diligence review to its satisfaction regarding Magic and its Subsidiaries, based on data and documents made available to it by Magic, and after consulting with such external advisors and experts as it deemed appropriate, and has found the transaction suitable to its needs.

4.5.15.	Validity of Representations

4.5.15.1.	Matrix acknowledges that Magic is entering into this Agreement in reliance upon Matrix’s representations and undertakings set forth in this Section 4.5.

4.5.15.2.	Except for the representations and warranties expressly made by Matrix in this Agreement, no other representations or warranties, express or implied, have been made by Matrix to Magic.

4.5.15.3.	All representations and warranties of Matrix set forth in Sections 4.3 and 4.5 of this Agreement shall automatically expire and be terminated immediately upon the Closing Date, and following the Closing Date, Magic shall have no claim or demand against Matrix and/or its officers and/or any of its representatives in respect of any inaccuracy in such representations, in whole or in part.

5.	Execution of the Merger Transaction

5.1.	Shortly after the execution of this Agreement, and no later than 14 days following the date of its execution, each of Matrix and Magic shall publish a notice convening a special meeting of their respective shareholders for the purpose of approving the Merger Transaction in accordance with the provisions of the Companies Law (including Sections 270(4) and 275 of the Companies Law). The notice convening the meeting of Matrix shall also comply with the provisions of the General Meeting Regulations and the Regulations on Transactions with a Controlling Shareholder. In addition, Matrix shall file with the U.S. Securities and Exchange Commission a prospectus for the public offering of its shares in accordance with U.S. securities laws (by means of Form F-4 or, alternatively, if exempted from such registration, by means of furnishing or filing a Form CB and Form F-X on EDGAR, or any equivalent document).

5.2.	Within three (3) days of the convening of the Magic shareholders meeting for approval of the Merger as described above, each of the merging companies shall file a Merger Proposal with the Registrar of Companies as required under Section 317 of the Companies Law and the Merger Regulations, in the form attached hereto as Appendix 5.2.

5.3.	Upon fulfillment of the Conditions Precedent and upon the Merger taking effect, Merger Sub shall merge with and into Magic, such that all of Merger Sub’s operations, assets, and liabilities shall be transferred to Magic. As a result, Merger Sub shall be dissolved and deleted from the records of the Registrar of Companies in accordance with Section 323 of the Companies Law, and Magic shall become a private company wholly owned by Matrix, against the issuance of the Merger Consideration to Magic’s shareholders as provided in this Agreement.

5.4.	The parties shall act and cooperate with each other to comply with all applicable laws in connection with the Merger Transaction, including executing all documents, publishing all notices, and submitting all filings, including notices to the Registrar of Companies regarding the resolutions of the general meetings of the merging companies and the delivery of notices to creditors and employees (as required), all in accordance with the provisions of the Companies Law and the Merger Regulations. Without prejudice to the generality of the foregoing, each party to this Agreement shall: (a) deliver and file all documents, notices, applications, reports, and any other document that such party is required to deliver or file by law or under this Agreement in order to complete the Merger Transaction in accordance with this Agreement; (b) use its reasonable commercial efforts to obtain any consent, approval, or permit required by law or this Agreement in order to complete the transaction in accordance with this Agreement; and (c) use its reasonable commercial efforts to cause the cancellation of any injunction or other order preventing the completion of the Merger Transaction.

5.5.	On the Closing Date, each eligible shareholder shall be entitled to receive the Merger Consideration in exchange for the Magic shares held by them, in accordance with the provisions of Section 3.1 above.

5.6.	Tax Ruling. Magic and Matrix, through their respective tax advisors, have prepared and submitted to the Israel Tax Authority a request for a tax ruling (pre-ruling) confirming that the share exchange (and payment of the Merger Consideration) under this Agreement shall be exempt from tax in Israel in accordance with Section 103t of the Income Tax Ordinance. The parties shall act and cooperate to obtain the tax ruling as soon as possible. Magic and Matrix undertake to notify each other of any meeting and/or call between their representatives and the Tax Authority regarding the tax ruling and to allow the tax advisors of the other party to participate in such meetings/calls. Receipt of the approval of the Tax Authority shall be a Condition Precedent as set forth in Section 7.1.3.4 below and in accordance with its terms. Each party undertakes to comply with the conditions that may apply to it under the tax ruling, even after the Closing Date, to ensure the preservation of the tax benefit in the Merger for the shareholders of Magic.

6.	Actions and Undertakings of the Parties During the Interim Period

6.1.	During the Interim Period, the parties shall act as follows:

6.1.1.	Subject to applicable law, the business of each of the parties and of the companies under their control shall be conducted in the ordinary course of business, so that no changes shall occur that are outside the ordinary course of business, and no actions or undertakings shall be made that may materially adversely affect the assets, business, or financial condition of either party or of the companies under their control, or the ability of the parties to complete the transaction in accordance with this Agreement.

6.1.2.	No later than five (5) business days prior to the Matrix general meeting (or another time as coordinated with the Israel Securities Authority) convened for the purpose of approving the Merger Transaction pursuant to Section 5 above, Matrix shall publish the Shelf Offering Report, as defined in Section 1.3 above, for the purpose of issuing the Consideration Shares.

6.1.3.	Matrix and Magic undertake to update one another regarding any material claim and/or legal proceeding filed against them or against companies under their control during the Interim Period, and, subject to applicable law, regarding any investigation and/or inquiry initiated by any administrative authority in relation to them or to companies under their control during the Interim Period, as well as any information received by them regarding an intention to initiate such proceedings as described in this Section.

6.1.4.	During the Interim Period, Matrix and Magic shall be entitled to make Distributions (as such term is defined in the Companies Law) only in accordance with their respective dividend distribution policies as in effect on the date of this Agreement (and for the avoidance of doubt, neither shall distribute more than 75% of their net profit attributable to shareholders). For the avoidance of doubt, any such Distribution shall not affect or alter the Exchange Ratio or the Merger Consideration.

6.1.5.	During the Interim Period, the parties shall cooperate with each other for the purpose of submitting preliminary merger notifications (Hart-Scott-Rodino Filings) on behalf of each of Matrix and Magic to the U.S. antitrust authorities, in accordance with applicable law, including providing any information or documents required in this regard by law and/or by the U.S. antitrust authorities. The parties undertake to use their best reasonable commercial efforts to ensure that such notifications are submitted within the shortest possible timeframe.

6.2.	Without derogating from the generality of the foregoing, during the Interim Period, neither party shall perform and/or undertake, whether orally or in writing, to perform any of the actions listed below, and each party shall exercise control over its Subsidiaries to ensure that they do not perform and/or undertake, whether orally or in writing, to perform any of the actions listed below, except as required under this Agreement for the purpose of completing the transaction contemplated herein and satisfying the Conditions Precedent, or as required by law by officers of the parties in order to fulfill their legal duties:

6.2.1.	The allotment of shares or securities convertible into shares, the issuance of bonus shares, the consolidation or split of shares, or any similar action, or the issuance of any type of security by Magic or Matrix or by companies under their control, except for the issuance of Matrix shares resulting from the execution of this Agreement and the allotment of Matrix shares upon the exercise of options granted prior to the date of this Agreement, pursuant to their terms.

6.2.2.	Any amendment to the memorandum or articles of association of either party or of any company under their control, except for amendments that are technical in nature.

6.2.3.	Any investment involving material sums (materiality to be determined at the group level - Magic Group or Matrix Group (i.e., on a consolidated basis), as applicable) by either party or any company under their control, except in the ordinary course of business and consistent with past practice.

6.2.4.	The incurrence or raising of material debt (materiality to be determined at the group level - Magic Group or Matrix Group (i.e., on a consolidated basis), as applicable), including by way of the issuance of bonds to the public or a private entity, or by taking loans, by either party or by companies under their control. Notwithstanding the foregoing, controlled subsidiaries may incur or raise material debt as aforesaid in the ordinary course of business and consistent with past practice. Furthermore, no material changes shall be made to the terms of existing bonds or material financing agreements.

6.2.5.	The entry into a material transaction (materiality to be determined at the group level - Magic Group or Matrix Group (i.e., on a consolidated basis), as applicable) by either party or companies under their control, directly or indirectly, with the controlling shareholder of Matrix or Magic (as applicable), or with any other person in which such controlling shareholder has a personal interest, except for the renewal of transactions under existing terms and in accordance with law, provided that written notice thereof is given to the other party.

6.2.6.	The entry into a material transaction (materiality to be determined at the group level - Magic Group or Matrix Group (i.e., on a consolidated basis), as applicable) by a company under the control of either party with a shareholder thereof (other than Magic or Matrix, as applicable), or with a third party in which such shareholder has a personal interest, except for the renewal of transactions under existing terms and in accordance with law, provided that written notice thereof is given to the other party.

6.2.7.	The entry into a material transaction (materiality to be determined at the group level - Magic Group or Matrix Group (i.e., on a consolidated basis), as applicable) by either party or any company under its control with an officer thereof, or into a material transaction in which an officer has a personal interest, except for the renewal of transactions under existing terms and in accordance with law, provided that written notice thereof is given to the other party, and except for the payment of bonuses to officers under existing agreements and in the ordinary course of business.

6.2.8.	The entry into an agreement or the performance of any merger, reorganization, liquidation, dissolution, restructuring, or the filing of a petition for liquidation, appointment of a temporary liquidator, liquidator, receiver, special administrator, or for a creditors’ arrangement or stay of proceedings (including under the Insolvency Law), or any similar proceeding, with respect to the party or any company under its control.

6.2.9.	Any action by a party or a company under its control that is reasonably expected to materially impair or hinder the completion of the transaction, or that is reasonably expected to cause the representations made by that party under Sections 4.2, 4.3, or 4.5 above (as applicable) to become materially inaccurate.

6.2.10.	Any changes in accounting policies or principles, reporting standards, or tax policies and methods of a party or companies under its control, except as required by law or accounting standards.

6.2.11.	Any material change in the existing lines of business of either party or companies under their control, including entering into a new line of business or exiting an existing one.

6.2.12.	The purchase, sale, transfer, or encumbrance of any business, corporation, or entity that is material at the group level - Magic Group or Matrix Group (i.e., on a consolidated basis), as applicable - by either party or companies under their control.

6.2.13.	The acquisition by a party or companies under its control of any material assets at the group level - Magic Group or Matrix Group (i.e., on a consolidated basis) as applicable - or the sale, transfer, encumbrance, or other disposition of any material assets at the Magic Group or Matrix Group level (i.e., on a consolidated basis), except in the ordinary course of business and consistent with past practice.

6.2.14.	Any material increase by a party or companies under its control in salaries, commissions, or fringe benefits (except, with respect to any employee, in the ordinary course of business and consistent with past practice), or the granting of any material compensation, bonus, or other benefit, to any person or entity, other than under existing agreements or in the ordinary course of business, or any payment to any person or entity other than to the parties’ advisors in connection with this Agreement and/or the transaction contemplated herein.

6.2.15.	The declaration or payment of any dividend, or execution of any Distribution (as such term is defined in the Companies Law) by companies under the control of either party that are not wholly owned by it, in an amount exceeding the amount permitted for distribution under the existing dividend distribution policy of such company, or under its articles of association or a contractual obligation (hereinafter jointly in this section: the “Dividend Distribution Commitment”) in effect as of the date of this Agreement, and with respect to subsidiaries not wholly owned and that have no Dividend Distribution Commitment - in an amount exceeding the dividend rate customarily distributed by them, consistent with past practice.

6.2.16.	Any undertaking, whether oral or written, to perform any of the actions listed in this Section 6.2 above.

6.3.	In addition to the provisions of Section 6.2 of this Agreement, the parties undertake to continue operating their management headquarters during the Interim Period in the ordinary course of business, while allocating all human resources reasonably required for that purpose.

6.4.	The parties to this Agreement undertake to act diligently, in cooperation and coordination, in performing and advancing all actions necessary to complete the Merger Transaction, and to execute all documents required to implement the provisions of this Agreement in a timely manner. They shall use their best efforts to obtain all approvals necessary to complete the transaction and to satisfy all Conditions Precedent pursuant to and in accordance with this Agreement, as soon as practicable after its execution. This includes all actions required under U.S. securities laws in connection with the public offering of Matrix shares to Magic’s shareholders, the publication of the Shelf Offering Report for the issuance of the Consideration Shares by Matrix, the receipt of approval from the Israel Securities Authority for the publication of the Shelf Offering Report (if required), the receipt of approval from the stock exchange for the listing of the Consideration Shares for trading, and the receipt of a Merger Certificate from the Registrar of Companies. Without derogating from the generality of the foregoing, neither party shall take any action contrary to the undertakings given by it and/or by any of them under this Agreement.

6.5.	The parties to this Agreement shall cooperate with the stock exchange, NASDAQ, the Israel Securities Authority, the Israel Tax Authority, the U.S. antitrust authorities, and any other competent authority as necessary for the completion of the Merger Transaction. If, as a result of limitations, guidelines, or requirements received from any competent authority, it becomes necessary to make changes to the actions or sequence of actions required to complete the Merger and/or to modify the timelines set for such actions or the Closing Date of the Merger, the parties shall jointly and in good faith agree upon such required changes, without the need to amend this Agreement and/or to obtain any additional approval. Furthermore, where necessary, Matrix shall engage a member of the stock exchange or a trust company to serve as the issuing agent responsible for coordinating the issuance of the Consideration Shares to the shareholders of Magic.

6.6.	The parties agree that this Agreement shall be presented to governmental authorities or agencies as required by law or by their instructions. The parties undertake to cooperate and to provide all relevant authorities and regulators with any information and documents required in order to obtain all necessary approvals for the consummation of the transaction and the fulfillment of the Conditions Precedent.

6.7.	During the Interim Period, the parties shall cooperate, submit, and publish all notices and documents required for the execution of the Merger in accordance with the Companies Law and the Companies Regulations (Merger), 5760–2000, within the timeframes and as required by law.

6.8.	The parties undertake that during the Interim Period, each party shall promptly notify all other parties in writing immediately upon becoming aware of any material event relating to that party or to companies under its control, which constitutes any of the following (for the avoidance of doubt, such notification shall not derogate from any of the prohibitions, restrictions, or undertakings set forth in this Agreement): (a) an event that deviates or may deviate from the limitations set forth in Section 6.2 above; (b) an event that may reasonably affect the fulfillment of any of the Conditions Precedent and/or the ability of the parties to perform or complete this Agreement; (c) any breach of its undertakings under this Agreement or of any representation or warranty made by it herein that was incorrect as of the date to which it refers or has become incorrect as of the date of the report; (d) any notice received from a third party claiming that its consent is required for the completion of the transaction contemplated herein; (e) any claim, or notice of intent to file a claim, or proceeding initiated in connection with this Agreement or the Merger Transaction. Receipt of such notice shall not constitute a waiver by the other parties of any of their rights under this Agreement, nor shall such notice cure any such breach.

6.9.	Magic undertakes that during the Interim Period, it shall act diligently and thoroughly and shall continue formulating and implementing the plan for correcting the Material Weakness (as defined in Section 4.2.5.5 above), in order to ensure that the internal controls are designed and operate effectively so as to identify or prevent material misstatements in its financial statements. Without derogating from the generality of the foregoing, Magic undertakes to act toward the implementation of the internal controls and to perform an initial test of the effectiveness of the manual and automated controls as soon as possible after the signing of this Agreement, and in any event no later than January 15, 2026.

6.10.	Representations and Warranties Insurance

6.10.1.	The parties acknowledge that Matrix may enter into a representations and warranties liability insurance policy with an insurer of its choice (the “Insurer” and the “Representations Insurance Policy,” respectively). Magic, its officers, directors, employees, advisors, service providers, shareholders, or anyone acting on its behalf shall bear no responsibility, undertaking, or liability in connection with the Representations Insurance Policy, its existence, legality, validity, enforceability, scope of coverage (or lack thereof), or with the performance of its terms and provisions by the Insurer and/or Matrix (except that, until the Closing Date, Magic’s management shall cooperate with the Insurer and participate in calls and meetings as may be required by the Insurer and its advisors and shall provide them with information reasonably required for the Insurer’s underwriting and due diligence process). Matrix alone shall bear, after the Closing Date, all costs associated with obtaining the Representations Insurance Policy.

6.10.2.	For the avoidance of doubt, it is hereby clarified that nothing in the foregoing shall obligate Matrix to enter into any representations insurance policy, and the decision whether or not to do so shall be at the sole and absolute discretion and responsibility of Matrix. The existence and validity of the Representations Insurance Policy, or any termination, cancellation, or amendment thereof or of any of its terms, shall not constitute a condition for the completion of the Transaction and shall not delay or prevent the completion of the Transaction. Notwithstanding that, as stated in Section 4.2.14.3 of this Agreement, all representations and undertakings of Magic shall expire and automatically terminate immediately upon the Closing Date, if Matrix elects to enter into the Representations Insurance Policy, the representations and undertakings of Magic under this Agreement shall continue to apply solely for the purpose of the Representations Insurance Policy, and the sole, exclusive, and exhaustive remedy of Matrix and Merger Sub for any breach of Magic’s representations, statements, and undertakings after completion of the Transaction shall be under the Representations Insurance Policy (as defined above). After the Closing Date, its officers, directors, employees, advisors, service providers, representatives, or shareholders in respect of any inaccuracy of the representations, in whole or in part.

6.10.3.	A condition for Matrix’s signing of the Representations Insurance Policy shall be that the Representations Insurance Policy include appropriate provisions under which the Insurer agrees to fully and irrevocably waive any and all rights of subrogation, set-off, and counterclaim against Magic, its officers, directors, employees, advisors, service providers, representatives, and shareholders.

6.11.	Trustee for Certain Consideration Shares

Subject to applicable law, the notice convening the general meeting to be published by Magic for approval of this Agreement and the Merger Transaction shall also include a Transmittal Notice to be signed by Magic shareholders who do not hold their Magic shares through the Nominee Company. The Transmittal Notice shall include the details of the member account of the stock exchange (including any foreign stock exchange member account through which such Magic shares are held) to which the shareholder requests that the Consideration Shares to which he or she is entitled upon completion of the Merger Transaction be credited, as well as any other information required by applicable law.

During the Interim Period, the parties shall enter into a trust agreement with the Trustee for the Certain Consideration Shares, pursuant to which, on the Closing Date, Matrix shall issue to the Trustee for the Certain Consideration Shares the Consideration Shares due to Magic shareholders who do not hold their Magic shares through the Nominee Company and for whom a Transmittal Notice containing stock exchange member account details has not been received (the “Certain Shareholders”). The Trustee for the Certain Consideration Shares shall serve as trustee for the Certain Shareholders and, among else, shall transfer to them any dividend amounts to which they are entitled from Matrix and which are paid to the Trustee by Matrix, after deduction of applicable taxes. The Trustee for the Certain Consideration Shares shall not vote the Consideration Shares held by it in trust at any Matrix general meeting. A Certain Shareholder who wishes to vote at a Matrix general meeting after the Closing Date shall be required to provide the Trustee for the Certain Consideration Shares with notice specifying the stock exchange member account details to which the Trustee shall transfer the Consideration Shares held by it in trust for such Certain Shareholder, whereupon the trust with respect to that Certain Shareholder shall terminate.

6.12.	No Solicitation by Magic; Competing Acquisition Proposal for Magic

6.12.1.	During the Interim Period, Magic shall not: (a) initiate, encourage, solicit, or propose to any third party the submission of any Competing Acquisition Proposal for Magic; (b) provide to any third party any information, particularly non-public information, for the purpose of inducing, or which may reasonably be expected to induce, the submission of a Competing Acquisition Proposal for Magic; (c) engage in negotiations, discussions, inquiries, communications, or correspondence regarding any Competing Acquisition Proposal for Magic or in connection therewith; or (d) promote or enter into any memorandum of understanding, term sheet, or agreement relating to a Competing Acquisition Proposal for Magic; all except in response to a written approach initiated by a third party (without solicitation) received by Magic or a company held by it, no later than the actual convening of Magic’s general meeting to approve the Merger Transaction, concerning a Competing Acquisition Proposal for Magic that meets the conditions of Section 6.10.2 below and not resulting from a breach of this Section 6.10.1. Magic shall also cause its controlled companies, directors, officers, employees, representatives, and advisors, as well as any other person acting on its behalf or on behalf of its controlled companies, not to act in violation of this Section 6.10.1.

Any breach of this Section by Magic’s controlled companies, directors, officers, employees, representatives, advisors, or by any other person acting on behalf of Magic or its controlled companies shall constitute a material breach of this Agreement by Magic.

For the purposes hereof, a “Competing Acquisition Proposal for Magic” means a transaction or series of related transactions, other than the transaction contemplated by this Agreement, involving: (a) the acquisition of 51% or more of the issued share capital or voting rights of Magic, directly or indirectly, or any transaction as a result of which a third party shall hold, directly or indirectly, 51% or more of the issued share capital or voting rights of Magic, including by way of merger, tender offer, share exchange, arrangement, or otherwise; or (b) the acquisition, sale, or transfer of 51% or more of Magic’s business or assets; or (c) any restructuring, reorganization, dissolution, or similar process relating to Magic; or (d) an allotment by Magic, in one or more issuances, of shares constituting 25% or more of its issued share capital.

6.12.2.	Without derogating from Section 6.10.1 above, until the date of Magic’s general meeting convened to approve the Merger Transaction, the Board of Directors of Magic may:

6.12.2.1.	Contact any person or representative thereof who has, after the execution of this Agreement, voluntarily (without solicitation) submitted in writing a Competing Acquisition Proposal for Magic (in this Section, the “Bidder”), which, after a preliminary review by the Board of Directors of Magic, in consultation with its external legal and financial advisors and considering the Formula Undertaking, appears to constitute a Superior Proposal for Magic, provided that such contact is solely for the purpose of clarifying the terms of the Competing Acquisition Proposal for Magic and that such contact is not the result of a breach of Section 6.10.1 above.

6.12.2.2.	In the event that a Competing Acquisition Proposal for Magic is received, not as a result of a breach of Section 6.10.1 above, and the Board of Directors of Magic determines in good faith, after consultation with its external legal and financial advisors and considering the Formula Undertaking, that: (a) the Competing Acquisition Proposal for Magic constitutes a Superior Proposal for Magic; and (b) that failure to discuss or negotiate in relation thereto would constitute a breach of the fiduciary duties of the directors of Magic under Israeli law (in this Section, the “Magic Board Resolution”); then (and only then) the Board of Directors of Magic shall be entitled to: (i) participate in discussions or negotiations with the Bidder and/or its representatives regarding the Competing Acquisition Proposal for Magic; and (ii) provide the Bidder with non-public information regarding Magic and its investee entities and permit access to Magic, its management, facilities, and books, subject to the Bidder and its representatives signing customary confidentiality agreements.

6.12.2.3.	Magic shall: (a) promptly after the Magic Board Resolution (and no later than two (2) business days thereafter), deliver written notice to Matrix stating that a Competing Acquisition Proposal for Magic has been received, specifying the identity of the Bidder, the material terms of the Competing Acquisition Proposal for Magic, and the intention of Magic’s Board of Directors to engage in discussions or negotiations with the Bidder and/or to provide it with non-public information; and (b) subject to applicable law, provide to Matrix or its representatives all non-public information provided by Magic to the Bidder that has not already been provided to Matrix, immediately after such information is provided to the Bidder.

6.12.2.4.	Without derogating from the generality of this Section 6.10, within no later than two (2) Business Days from the date Magic receives a Competing Acquisition Proposal for Magic or any request for information or other inquiry that could reasonably lead to a Competing Acquisition Proposal for Magic, Magic shall provide Matrix with the details of such proposal or inquiry and the identity of the proposing or inquiring entity. Magic shall also reasonably update Matrix or its representatives on the terms and status of any such inquiry or proposal, and in any case within no more than two (2) Business Days of any material change or development in the terms or status thereof. Magic shall not enter into any agreement that would restrict its ability to provide Matrix or its representatives with the details specified in Sections 6.10.2.3 and 6.10.2.4, and as of the date of this Agreement, Magic is not a party to any agreement, existing or potential, with any Bidder or inquiring party that conflicts with its obligations under this Section 6.10.

6.12.2.5.	Notwithstanding the foregoing, if prior to the actual convening of Magic’s general meeting for approval of the Merger Transaction, the Board of Directors of Magic determines that a Competing Acquisition Proposal for Magic, which was received not as a result of a breach of this Section 6.10, constitutes a Superior Proposal for Magic, then, and only in such a case, the Board of Directors of Magic shall be entitled to: (a) publicly withdraw the resolution of the Board of Directors of Magic approving the transaction contemplated by this Agreement; and (b) approve, recommend, or support the Superior Proposal for Magic (a “Modified Magic Board Resolution”).

6.12.2.6.	For the purpose of this Section 6.10, a “Superior Proposal for Magic” means a Competing Acquisition Proposal for Magic which the Board of Directors of Magic has determined in good faith, after consultation with its external legal and financial advisors, and after taking into account all legal, financial, regulatory, and timing aspects of both the Competing Acquisition Proposal for Magic and the transaction contemplated by this Agreement, and all other relevant considerations, including the Formula Undertaking and the likelihood of completion of the Competing Acquisition Proposal for Magic, to be superior to the transaction contemplated by this Agreement from the perspective of Magic’s shareholders (in their capacity as such), even after taking into account the payment of the Termination Fee (as defined below) by Magic in the event of termination of this Agreement.

6.12.3.	The Board of Directors of Magic shall not adopt such a Modified Magic Board Resolution unless: (i) Magic has provided Matrix with written notice from the Board of Directors of Magic at least five (5) Business Days in advance of its intention to adopt a Modified Magic Board Resolution and to terminate this Agreement as a result of receiving a Superior Proposal for Magic, enclosing a copy of the terms of such Superior Proposal for Magic (the “Modification Notice”); (ii) during a period of seven (7) Business Days following the Modification Notice (the “Negotiation Period”), Matrix shall be entitled to negotiate with Magic regarding amendments to the terms of this Agreement, and in such case, the parties shall negotiate in good faith concerning the proposed amendments, and Magic shall, if necessary, postpone the convening date of the general meeting for approval of the transaction under this Agreement by such seven Business Days; and (iii) at the end of the Negotiation Period, Matrix has not delivered to Magic an updated offer, or has delivered a binding and unconditional offer to amend the terms of this Agreement, and the Board of Directors of Magic has determined in good faith, after consultation with its external legal and financial advisors, and after considering the terms of Matrix’s updated offer and taking into account all legal, financial, regulatory, and timing aspects of the Competing Acquisition Proposal for Magic and Matrix’s updated offer for the transaction contemplated by this Agreement, and all other relevant aspects, including the Formula Undertaking and the likelihood of completion of the Competing Acquisition Proposal for Magic, that the Competing Acquisition Proposal for Magic remains a Superior Proposal for Magic as compared to Matrix’s updated offer (for the avoidance of doubt, Matrix shall not be obligated to amend this Agreement or its offer).

It is clarified that the provisions of this Section 6.10, including Magic’s obligations to provide the Modification Notice and to negotiate in good faith with Matrix, shall apply equally to any amendment to a Competing Acquisition Proposal for Magic.

Magic shall not, and shall cause each of its controlled companies not to, enter into any agreement for a Competing Acquisition Proposal for Magic unless this Agreement has been terminated in accordance with the provisions of Section 11.3 below and Magic has paid Matrix the Termination Fee (as defined in Section 6.10.4 below).

6.12.4.	In the event that the Board of Directors of Magic adopts a Modified Magic Board Resolution, it shall cause Magic to terminate this Agreement in accordance with Section 11.3 below, and Magic shall pay Matrix a total amount of NIS thirty five (35) million (in this Section 6.10, the “Termination Fee”), whether or not Magic actually enters into a transaction pursuant to the Superior Proposal for Magic, and whether or not such transaction is completed. The Termination Fee shall be paid within seven (7) Business Days from the date of the Modified Magic Board Resolution. For the avoidance of doubt, the Termination Fee shall constitute the agreed and final compensation to Matrix in the event that termination or non-completion of the transaction contemplated by this Agreement arises from the circumstances described in this Section.

6.12.5.	The parties agree that the Termination Fee does not constitute a penalty or punitive damages but rather represents a reasonable and agreed payment in respect of the parties’ entry into this Agreement, their expenses incurred in connection therewith, their expectation of completion of the transaction, and their contribution to the merger process.

6.13.	No Solicitation by Matrix; Competing Acquisition Proposal for Matrix

6.13.1.	During the Interim Period, Matrix shall not: (a) initiate, encourage, solicit, or propose to any third party the submission of any Competing Acquisition Proposal for Matrix; (b) provide to any third party any information, particularly non-public information, for the purpose of inducing, or which may reasonably be expected to induce, the submission of a Competing Acquisition Proposal for Matrix; (c) engage in negotiations, discussions, inquiries, communications, or correspondence regarding any Competing Acquisition Proposal for Matrix or in connection therewith; or (d) promote or enter into any memorandum of understanding, term sheet, or agreement relating to a Competing Acquisition Proposal for Matrix; all except in response to a written approach initiated by a third party (without solicitation) received by Matrix or by a company held by it, no later than the actual convening of Matrix’s general meeting to approve the Merger Transaction, concerning a Competing Acquisition Proposal for Matrix that meets the conditions of Section 6.11.2 below and not resulting from a breach of this Section 6.11.1. Matrix shall also cause its controlled companies, directors, officers, employees, representatives, and advisors, as well as any other person acting on its behalf or on behalf of its controlled companies, not to act in violation of this Section 6.11.1.

Any breach of this Section by Matrix’s controlled companies, directors, officers, employees, representatives, advisors, or by any other person acting on behalf of Matrix or its controlled companies shall constitute a material breach of this Agreement by Matrix.

6.13.2.	For the purposes hereof, a “Competing Acquisition Proposal for Matrix” means a transaction or series of related transactions pursuant to which Matrix would become a private company and/or be delisted from trading on the stock exchange.

Without derogating from the foregoing in Section 6.11.1 above, until the date of Matrix’s general meeting convened to approve the Merger Transaction, the Board of Directors of Matrix may:

6.13.2.1.	Contact any person or representative thereof who has, after the execution of this Agreement, voluntarily (without solicitation) submitted in writing a Competing Acquisition Proposal for Matrix (in this Section, the “Bidder”), which, after a preliminary review by the Board of Directors of Matrix, in consultation with its external legal and financial advisors and considering the Formula Undertaking, appears to constitute a Superior Proposal for Matrix, provided that such contact is solely for the purpose of clarifying the terms of the Competing Acquisition Proposal for Matrix and that such contact is not the result of a breach of Section 6.11.1 above.

6.13.2.2.	In the event that a Competing Acquisition Proposal for Matrix is received, not as a result of a breach of Section 6.11.1 above, and the Board of Directors of Matrix determines in good faith, after consultation with its external legal and financial advisors and considering the Formula Undertaking, that: (a) the Competing Acquisition Proposal for Matrix constitutes a Superior Proposal for Matrix; and (b) that failure to discuss or negotiate in relation thereto would constitute a breach of the fiduciary duties of the directors of Matrix under Israeli law (in this Section, the “Matrix Board Resolution”); then (and only then) the Board of Directors of Matrix shall be entitled to: (i) participate in discussions or negotiations with the Bidder and/or its representatives regarding the Competing Acquisition Proposal for Matrix; and (ii) provide the Bidder with non-public information regarding Matrix and its investee entities and permit access to Matrix, its management, facilities, and books, subject to the Bidder and its representatives signing customary confidentiality agreements.

6.13.2.3.	Matrix shall: (a) promptly after the date of adoption of the Matrix Board Resolution (and no later than two (2) Business Days thereafter), deliver written notice to Magic regarding the receipt of a Competing Acquisition Proposal for Matrix, specifying the identity of the Bidder, the material terms of the Competing Acquisition Proposal for Matrix, and the intention of Matrix’s Board of Directors to engage in discussions or negotiations with the Bidder and/or to provide it with non-public information; and (b) subject to applicable law, provide to Magic or its representatives all non-public information that Matrix provides to the Bidder and has not yet provided to Magic, immediately after such information is provided to the Bidder.

6.13.2.4.	Without derogating from the generality of this Section 6.11, within no later than two (2) Business Days from the date on which Matrix receives a Competing Acquisition Proposal for Matrix, or any request for information or other inquiry that could reasonably lead to such a proposal, Matrix shall provide Magic with the details of such proposal or inquiry and the identity of the proposing or inquiring entity. Matrix shall also reasonably update Magic or its representatives on the terms and status of any such inquiry or proposal, and in any case within no more than two (2) Business Days of any material change or development in the terms or status thereof. Matrix shall not enter into any agreement that would restrict its ability to provide Magic or its representatives with the details specified in Sections 6.11.2.3 and 6.11.2.4, and as of the date of this Agreement, Matrix is not a party to any agreement, existing or potential, with any Bidder or inquiring party that conflicts with its obligations under this Section 6.11.

6.13.2.5.	Notwithstanding the foregoing, if prior to the actual convening of Matrix’s shareholders meeting for approval of the Merger Transaction, the Board of Directors of Matrix determines that a Competing Acquisition Proposal for Matrix, which was received not as a result of a breach of this Section 6.11, constitutes a Superior Proposal for Matrix, then, and only in such a case, the Board of Directors of Matrix shall be entitled to: (a) publicly withdraw the Matrix Board Resolution approving the transaction contemplated by this Agreement; and (b) approve, recommend, or support the Superior Proposal for Matrix (a “Modified Matrix Board Resolution”).

6.13.2.6.	For the purpose of this Section 6.11, a “Superior Proposal for Matrix” means a Competing Acquisition Proposal for Matrix which the Board of Directors of Matrix has determined in good faith, after consultation with its external legal and financial advisors, and after taking into account all legal, financial, regulatory, and timing aspects of both the Competing Acquisition Proposal for Matrix and the transaction contemplated by this Agreement, and all other relevant considerations, including the Formula Undertaking and the likelihood of completion of the Competing Acquisition Proposal for Matrix, to be superior to the transaction contemplated by this Agreement from the perspective of Matrix’s shareholders (in their capacity as such), even after taking into account the payment of the Termination Fee (as defined below) by Matrix in the event of termination of this Agreement.

6.13.3.	The Board of Directors of Matrix shall not adopt a Modified Matrix Board Resolution unless: (i) Matrix has provided Magic with written notice from the Board of Directors of Matrix at least five (5) Business Days in advance of its intention to adopt a Modified Matrix Board Resolution and to terminate this Agreement as a result of receiving a Superior Proposal for Matrix, enclosing a copy of the terms of such Superior Proposal for Matrix (the “Modification Notice”); (ii) during a period of seven (7) Business Days following the Modification Notice (the “Negotiation Period”), Magic shall be entitled to negotiate with Matrix regarding amendments to the terms of this Agreement, and in such case, the parties shall negotiate in good faith concerning the proposed amendments, and Matrix shall, if necessary, postpone the convening date of the general meeting for approval of the transaction under this Agreement by such seven Business Days; and (iii) at the end of the Negotiation Period, Magic has not delivered to Matrix an updated offer, or has delivered a binding and unconditional offer to amend the terms of this Agreement, and the Board of Directors of Matrix has determined in good faith, after consultation with its external legal and financial advisors, and after considering the terms of Magic’s updated offer and taking into account all legal, financial, regulatory, and timing aspects of the Competing Acquisition Proposal for Matrix and Magic’s updated offer for the transaction contemplated by this Agreement, and all other relevant aspects, including the Formula Undertaking and the likelihood of completion of the Competing Acquisition Proposal for Matrix, that the Competing Acquisition Proposal for Matrix remains a Superior Proposal for Matrix as compared to Magic’s updated offer (for the avoidance of doubt, Magic shall not be obligated to amend this Agreement or its offer).

It is clarified that the provisions of this Section 6.11, including Matrix’s obligations to provide the Change Notice and to negotiate in good faith with Magic, shall apply equally to any amendment to a Competing Acquisition Proposal for Matrix.

Matrix shall not, and shall cause each of its controlled companies not to, enter into any agreement for a Competing Acquisition Proposal for Matrix unless this Agreement has been terminated in accordance with the provisions of Section 11.4 below and Matrix has paid Magic the Termination Fee (as defined in Section 6.11.4 below).

6.13.4.	In the event that the Board of Directors of Matrix adopts a Modified Matrix Board Resolution, it shall cause Matrix to terminate this Agreement in accordance with Section 11.4 below, and Matrix shall pay Magic a total amount of NIS thirty-five (35) million (in this Section 6.11, the “Termination Fee”), whether or not Matrix actually enters into a transaction pursuant to the Superior Proposal for Matrix, and whether or not such transaction is completed. The Termination Fee shall be paid within seven (7) Business Days from the date of the Modified Matrix Board Resolution. For the avoidance of doubt, the Termination Fee shall constitute the agreed and final compensation to Magic in the event that termination or non-completion of the transaction contemplated by this Agreement arises from the circumstances described in this Section.

6.13.5.	The parties agree that the Termination Fee does not constitute a penalty or punitive damages but rather represents a reasonable and agreed payment in respect of the parties’ entry into this Agreement, their expenses incurred in connection therewith, their expectation of completion of the transaction, and their contribution to the merger process.

7.	Conditions Precedent

7.1.	The obligations of the parties to complete the transaction shall be subject to the fulfillment of each of the following Conditions Precedent:

7.1.1.	Conditions Precedent to Completion of the Transaction by Magic

Magic’s obligation to complete the transaction under this Agreement shall be subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which Magic may waive, in whole or in part, at its sole discretion and exclusive responsibility):

7.1.1.1.	The representations made by Matrix and Merger Sub under Sections 4.3 and 4.5 of this Agreement shall be true and correct in all material respects also as of the Closing Date (other than representations and warranties that are expressly stated to relate to a specific date, which shall be true and correct only as of such specified date);

7.1.1.2.	Merger Sub and Matrix shall not have breached any of their material obligations under this Agreement, provided that if such breach is capable of being cured, it has not been cured following written notice to Matrix and/or Merger Sub (as applicable), allowing a period of not less than 14 days to cure the breach (and if the period between the date of such notice and the Closing Date is less than 14 days, the Closing Date shall be deferred until the earlier of the date the breach is cured or the expiration of the said 14 days);

7.1.1.3.	From the date of execution of this Agreement until the later of: (a) the date of the convening of the general meeting of Matrix and Magic (the later of the two), and (b) subject to the parties’ agreement regarding the occurrence of a Material Adverse Change – the date of receipt of the last of the regulatory approvals required for the completion of the Transaction, excluding the receipt of the Merger Certificate from the Registrar of Companies, no Material Adverse Change has occurred with respect to Matrix and/or Merger Sub.;

7.1.2.	Conditions Precedent to Completion of the Transaction by Matrix and Merger Sub

The obligations of Matrix and Merger Sub to complete the transaction under this Agreement shall be subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which Matrix and Merger Sub may waive, in whole or in part, at their sole discretion and exclusive responsibility):

7.1.2.1.	The representations made by Magic under Section 4.3 of this Agreement shall be true and correct in all material respects also as of the Closing Date (other than representations and warranties that are expressly stated to relate to a specific date, which shall be true and correct only as of such specified date);

7.1.2.2.	Magic shall not have breached any of its material obligations under this Agreement, provided that if such breach is capable of being cured, it has not been cured following written notice to Magic allowing a period of not less than 14 days to cure the breach (and if the period between the date of such notice and the Closing Date is less than 14 days, the Closing Date shall be deferred until the earlier of the date the breach is cured or the expiration of the said 14 days);

7.1.2.3.	From the date of execution of this Agreement until the date of fulfillment of the last of the Conditions Precedent to completion of the transaction that are required prior to the Closing Date, no Material Adverse Change shall have occurred with respect to Magic;

7.1.2.4.	The approvals of the financing institutions, as detailed in Section 4.2.12.2 of Magic’s Disclosure Schedule, shall have been obtained.

7.1.3.	Conditions Precedent to Completion of the Transaction by the Parties

The obligations of the parties to complete the transaction under this Agreement shall be subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived, in whole or in part, jointly by all parties, at their sole discretion and exclusive responsibility, except for conditions required by law):

7.1.3.1.	Approval of the Merger Transaction by the general meeting of Matrix and by the general meeting of Magic by the majority required under Section 275 of the Companies Law;

7.1.3.2.	Receipt of the approval of the Stock Exchange for the listing of the Consideration Shares for trade on the Stock Exchange;

7.1.3.3.	Receipt of approval from the Israel Securities Authority for the publication of a Shelf Offering Report, if required, and publication by Matrix of a Shelf Offering Report for the issuance of the Consideration Shares;

7.1.3.4.	Receipt of a Tax Ruling in a form not materially different from the draft Tax Ruling attached hereto as Appendix 7.1.3.4;

7.1.3.5.	As of the Closing Date, there shall be no legal impediment of any kind to the completion of the transaction, including no court order preventing completion of the transaction under this Agreement that remains in effect;

7.1.3.6.	At least thirty (30) days shall have elapsed from the date of the resolution of the general meeting of each of the merging companies, and at least fifty (50) days shall have elapsed from the date on which the Merger notices were delivered to the Registrar of Companies, and the Registrar of Companies shall have issued a certificate pursuant to Section 323(5) of the Companies Law evidencing completion of the merger. It is clarified that the timing of issuance of the Merger Certificate shall be coordinated with the Registrar of Companies in cooperation between the parties, and no party shall apply for issuance of the Merger Certificate without coordination and consent of the other parties;

7.1.3.7.	The waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as applicable in connection with the Transaction, has expired or been terminated, and no regulatory or judicial authority in the United States has issued any order and/or decision that is in effect and that prohibits, prevents, restricts, or renders the completion of the Transaction illegal;

7.1.3.8.	The parties shall have entered into a trust agreement with the Trustee of the Certain Consideration Shares, in accordance with the provisions of Section 6.9 above;

7.1.3.9.	It is clarified that with respect to the regulatory approvals listed in Sections 7.1.3.2 through 7.1.3.3, 7.1.3.4, and 7.1.3.7 (hereinafter: the “Regulatory Approvals”), the satisfaction of the condition precedent relating to their receipt means their receipt in a form and/or content that does not impose materially burdensome conditions on any of the parties to this Agreement. If any of the Regulatory Approvals imposes materially burdensome conditions on any of the parties to this Agreement, the parties shall act to remove or reduce such conditions, and if they are unable to do so, the party to whom the Regulatory Approval imposes a materially burdensome condition may notify that the condition precedent of receipt of such Regulatory Approval has not been fulfilled, or may accept the materially burdensome condition contained therein.

7.2.	Matrix, Magic, and Merger Sub shall take all actions and perform all acts required in order to obtain all approvals and to cause fulfillment of all conditions required for completion of the merger, including filing with the relevant authorities and/or publication of all documents and reports required by law. Without derogating from the foregoing, nothing in this Section shall constitute an undertaking by the parties that the Conditions Precedent shall actually be fulfilled (particularly as they depend on consents and approvals from authorities and third parties), and no party shall be liable to another if, despite its reasonable efforts, a Condition Precedent is not obtained.

7.3.	Each of the parties shall report to the other parties on an ongoing basis regarding the progress of the Conditions Precedent under its responsibility, including their fulfillment and any difficulty arising in connection therewith or with their attainment.

8.	Completion of the Merger Transaction

8.1.	The completion of the Merger Transaction shall take place on the Closing Date, subject to fulfillment of the Conditions Precedent (other than Conditions Precedent that a party entitled to do so has waived). On the Closing Date, the parties shall perform the following actions, which shall be deemed to occur simultaneously for the purpose of completing the Merger Transaction, and no action shall be deemed completed unless all actions listed below have been completed (unless a written waiver has been granted by the party for whose benefit such action was to be performed):

8.1.1.	Magic and Matrix shall deliver to the parties copies of the approvals of their Audit Committees and Boards of Directors for the Merger Transaction, and Matrix shall also deliver a copy of the approval of the Board of Directors of Merger Sub approving Merger Sub’s entry into this Agreement.

8.1.2.	Magic and Matrix shall deliver to the parties copies of the minutes of their respective general meetings of shareholders approving the Merger Transaction by the required majority as set forth in Section 7.1.3.1 above. In addition, Matrix shall deliver a copy of the minutes of the general meeting of shareholders of Merger Sub evidencing approval of the Merger Transaction by the required majority under applicable law.

8.1.3.	The Merging Companies and Matrix shall deliver to each other written confirmations that all Conditions Precedent applicable to each of them, as the case may be, have been fully satisfied.

8.1.4.	Each of the Merging Companies and Matrix shall deliver to each other written confirmation that their respective representations under Section 4 above are true and correct in all material respects as of the Closing Date, as provided in Sections 7.1.1.1 and 7.1.2.1 (except for representations and warranties that are expressly stated to relate to a specific date, which shall be true and correct only as of such specified date).

8.1.5.	Each of the Merging Companies and Matrix shall deliver to each other written confirmation that all corporate resolutions required by their competent organs for the execution and performance of this Agreement have been duly adopted.

8.1.6.	Directors’ and Officers’ Liability Insurance. Magic shall provide confirmation of the existence of a Run-Off Directors’ and Officers’ Liability Insurance Policy covering events that occurred up to the Closing Date, as detailed in Section 9 below.

8.1.7.	On the Closing Date, Matrix shall pay the entitled shareholders the Merger Consideration, as follows, all subject to the rules of the Stock Exchange and the by-laws of the Stock Exchange Clearing House:

8.1.7.1.	Payment to non-registered holders

With respect to shareholders holding their shares in Magic through the Nominee Company, Matrix shall issue the Consideration Shares to the Nominee Company (“Consideration Shares of Non-Registered Holders”). The Consideration Shares of Non-Registered Holders shall be registered in the name of the Nominee Company in the shareholders’ register of Matrix.

8.1.7.2.	Payment to Registered/Certificated Holders

With respect to Magic shareholders registered in Magic’s shareholders’ register, Matrix shall issue to them Matrix shares through the Nominee Company (subject to the Nominee Company’s consent), against delivery of a Magic share certificate or a duly notarized affidavit confirming that they do not possess a Magic share certificate and undertaking to indemnify Matrix for any damage that may result therefrom, in the same manner as applied to other holders (“Consideration Shares of Registered Holders”). Such Registered Holders shall provide their details (broker account and any other information required) prior to the issuance of the Consideration Shares of Registered Holders.

Matrix shall reserve in its registered share capital, for a period of seven years, Consideration Shares for any Registered Holder who has not provided such details, and shall issue to such holder the Merger Consideration due to them upon delivery of the share certificate (or a duly notarized affidavit confirming that they do not possess a Magic share certificate and undertaking to indemnify Matrix for any damage that may result therefrom) and any identification document required at the sole discretion of Matrix and as required by the Nominee Company.

8.1.7.3.	Payment to the Certain Shareholders

The Consideration Shares for the Certain Shareholders shall be issued to the Trustee of the Certain Consideration Shares.

In this regard, Matrix shall deliver to Magic the following documents: (a) a copy, stamped “received,” of Matrix’s notice to the Nominee Company regarding the issuance of the Consideration Shares to Magic’s shareholders as set forth above, irrevocably instructing the Nominee Company to credit the Consideration Shares to the securities accounts as specified above; and (b) the Stock Exchange’s approval for listing the Consideration Shares for trading.

8.1.8.	Magic shall issue a share certificate in the name of Matrix for all Magic shares acquired, register Matrix in Magic’s shareholders’ register as the sole shareholder of all Magic shares, and file all related reports.

8.1.9.	Matrix shall file all reports required by law in connection with the issuance of the Consideration Shares, including as required under the Securities Law, its regulations, and the Stock Exchange’s directives.

8.1.10.	Matrix shall deliver to Magic a copy of Matrix’s shareholders’ register, duly signed by its authorized signatories. Magic’s shares shall be delisted from trading on the Stock Exchange and from NASDAQ, and all reporting obligations applicable to Magic shall terminate upon expiration of the period prescribed by Israeli law and by the applicable U.S. law governing a dual-listed company that has been delisted and was reporting in accordance with U.S. disclosure requirements.

8.2.	In any case where, after the Closing Date, any further action is required to implement the provisions of this Agreement, each party shall reasonably do all that is necessary for such purpose, including executing any document required therefor.

8.3.	The parties undertake to cooperate with the Stock Exchange, the Stock Exchange Clearing House, and NASDAQ as necessary for the actual execution of the Merger Transaction, including, without limitation, the determination and reporting of the Closing Date, the Effective Date for cessation of trading in Magic’s shares, the procedure for determining the entitlement of Magic shareholders to the Merger Consideration, the timetable for the issuance and listing of the Consideration Shares for trading on the Stock Exchange, the determination of the first trading day of the Consideration Shares, the procedure for delisting Magic’s shares from trading—distinguishing between shares registered in the name of the Nominee Company and shares registered in the name of other holders—and any related matters.

8.4.	Upon completion of the actions specified in Section 8.1 above, the following shall apply:

8.4.1.	All operations, assets, and liabilities of Merger Sub and the Surviving Company shall be held by the Merged Company.

8.4.2.	Merger Sub shall be dissolved without liquidation in accordance with the provisions of the Companies Law and shall be struck from the records of the Registrar of Companies pursuant to Section 323 of the Companies Law.

9.	Exemption, Indemnification, and Insurance of Officers

9.1.	Exemption and Indemnification - From the Closing Date and until the earlier of seven (7) years thereafter or the expiration of the applicable statutory limitation period, Matrix undertakes to cause the Merged Company to uphold all of Magic’s obligations under all indemnification and exemption agreements and arrangements in favor of Magic’s officers as in effect on the Closing Date and valid at such time. Matrix further undertakes to cause the Merged Company to continue to uphold all indemnification and exemption undertakings in favor of the advisors of Magic and Matrix in connection with the Merger Transaction, as detailed in Section 9.1 of the Disclosure Schedule, all in accordance with applicable law and their respective engagement terms.

9.2.	Directors’ and Officers’ Liability Insurance - Prior to the completion of the transaction, Magic shall procure a run-off directors’ and officers’ liability insurance policy (“Run-Off Policy”) for a period of seven (7) years from the Closing Date, insuring the liability of all directors and officers of Magic as serving during the period prior to the Closing Date, for acts, omissions, or events occurring up to (and including) the Closing Date, with limits of liability and terms no less favorable than those of the existing coverage for Magic’s directors and officers immediately prior to the Closing Date, provided that the premium for such policy shall not exceed 300% of the last annual premium paid by Magic (or on its behalf) for such coverage. To the extent required, Matrix shall take any actions necessary after the Closing Date to maintain the full validity of the Run-Off Policy.

9.3.	If, within seven (7) years after the Closing Date, the Surviving Company merges into another entity and does not survive such merger, or transfers all or a material portion of its assets and liabilities to another entity, such transactions shall be effected subject to the condition that the rights of directors and officers under this Section 9 shall not be prejudiced or diminished. This Section 9 constitutes a third-party beneficiary undertaking in favor of the directors and officers of Magic who served during the period preceding the Closing Date.

10.	Taxes and Other Expenses

10.1.	Each party shall bear the tax liability, expenses, costs, and fees imposed upon it under any applicable law and/or incurred by it in connection with the negotiation, execution, or performance of this Agreement.

11.	Termination of the Agreement

11.1.	Until the Closing Date of the Merger, the parties may, by mutual written consent (and, with respect to Matrix and Magic, following receipt of the recommendation of their respective Special Committees), terminate this Agreement at any time and for any reason.

11.2.	Without derogating from the foregoing, this Agreement may be terminated by either Matrix or Magic (following receipt of the recommendation of its Special Committee) during the period between the execution date of this Agreement and the Closing Date of the Merger, by written notice to the other party, upon the occurrence of one or more of the following events:

11.2.1.	The Conditions Precedent have not been fulfilled by the last date for their fulfillment (provided that a party whose act or omission caused or materially contributed to the non-fulfillment of any Condition Precedent shall not be entitled to terminate this Agreement on such grounds);

11.2.2.	A final court order has been issued preventing completion of the Merger.

11.3.	Magic shall be entitled to terminate this Agreement by notice to the other parties hereto at any time prior to the convening of its shareholders’ meeting for approval of the transaction contemplated herein, if the Board of Directors of Magic has adopted a Modified Magic Board Resolution, and subject to payment of the Termination Fee in accordance with the provisions of Section 6.11 above.

11.4.	Matrix shall be entitled to terminate this Agreement by notice to the other parties hereto at any time prior to the convening of its shareholders’ meeting for approval of the transaction contemplated herein, if the Board of Directors of Matrix has adopted a Modified Matrix Board Resolution, and subject to payment of the Termination Fee in accordance with the provisions of Section 6.11 above.

11.5.	In the event of termination of this Agreement pursuant to this Section 11, neither the parties, their shareholders, nor any third party shall have any claim or cause of action in connection therewith, including against any officer, director, or shareholder of any of the parties hereto, except for claims relating to a breach of obligations under this Agreement, if any.

11.6.	Upon termination of this Agreement pursuant to this Section 11, this Agreement and the parties’ rights and obligations hereunder shall automatically terminate without any liability of any party, provided that: (1) nothing in this Section 11.6 shall release any party from liability for breach of any provision of this Agreement prior to its termination; and (2) the provisions of Sections 11.6 (Termination of the Agreement), 12 (Confidentiality; Notices and Reports), 13 (Dispute Resolution), and 15 (Miscellaneous) shall survive such termination and remain in full force and effect thereafter.

12.	Confidentiality; Notices and Reports

12.1.	The mutual confidentiality undertaking executed by Magic and Matrix shall remain in effect in accordance with its terms, except that upon completion of the transaction, Matrix’s obligations thereunder shall expire. For the avoidance of doubt, it is clarified that each party shall be entitled to disclose details of this Agreement, as required, to its investors and/or financial institutions and/or other third parties whose approval is necessary for the completion of the merger contemplated herein, or to a bidder in the framework of negotiations and examination of a superior proposal as provided in Sections 6.10 and 6.11 above.

12.2.	The parties undertake to coordinate in advance any report or press release and any communication to authorities regarding the signing or completion of this Agreement, and, to the extent possible under the circumstances—and without causing delay in the reporting or non-publication of any report by the reporting party—shall allow one another reasonable time to provide comments on any such immediate report, provided that the final discretion regarding the wording of any such immediate report shall rest with the reporting party. Without derogating from the generality of the foregoing, and considering that both Magic and Matrix are public companies, during the Interim Period each party shall provide the other with all information required for the preparation of any reports it is obligated to file under applicable law, including under the Securities Law and its regulations, and under the rules applicable to dual-listed companies (as applicable), or as required by a regulatory authority, with respect to the transaction contemplated herein and the parties thereto. Such information shall be provided fully and in sufficient time to enable the reporting party to comply with its legal obligations. Without derogating from the generality of the foregoing, Magic undertakes to provide Matrix with Magic’s disclosure documents and any other document or information reasonably required by Matrix in connection with the reports required to be filed by Matrix under applicable law in connection with the transaction, in time to enable publication of such reports; and Matrix undertakes to provide Magic with Matrix’s disclosure documents and any other document or information reasonably required by Magic in connection with the notice convening Magic’s general meeting for approval of the Merger Transaction contemplated herein.

13.	Dispute Resolution

13.1.	Should any disagreements, disputes, or claims (hereinafter: the “Dispute”) arise between the parties to this Agreement concerning its interpretation, meaning, performance, validity, or breach, or concerning the rights and obligations, in whole or in part, of the parties hereto or any of them, in connection with or arising from this Agreement, the Dispute shall be referred to a single arbitrator whose identity shall be determined by agreement of the parties, and in the absence of such agreement within fourteen days from the date on which one of the parties has delivered to the other party a written notice of its desire to appoint an arbitrator, an arbitrator who has no personal interest in either of the parties shall be appointed by the Chairperson of the Israeli Institute of Commercial Arbitration, pursuant to a request by either of the parties for such appointment (the “Arbitrator”).

13.2.	The arbitration shall be subject to the provisions of the Arbitration Law, 5728–1968, and its Schedule. The Arbitrator shall have the authority to issue interim orders and other temporary remedies that a court may issue, and shall be bound solely by substantive law, not by procedural law or the rules of evidence. The Arbitrator shall be required to provide a written, reasoned arbitration award.

13.3.	The Arbitrator shall decide the Dispute no later than forty-five (45) days from the date of referral by either party, and such decision shall be final and binding on the parties.

13.4.	This Section constitutes a valid arbitration agreement within the meaning of the Arbitration Law, 5728–1968, and the provisions of said law—except as modified herein—shall apply to arbitration conducted pursuant to this Section. Execution of this Agreement by the parties shall be deemed execution of an arbitration agreement.

13.5.	Subject to applicable law, the arbitration shall be conducted confidentially. The parties shall bear the Arbitrator’s fees equally.

14.	Decision-Making Regarding Implementation of Contractual Rights under this Agreement

From the date of execution of this Agreement, the authorized body within Matrix and within Magic (as applicable) responsible for decision-making regarding the implementation of contractual rights of Matrix or Magic (as applicable) under this Agreement—including, among else, matters relating to dispute resolution between the parties hereto and/or fulfillment of Conditions Precedent and/or extensions of time—shall be the Audit Committee of Matrix or Magic, as applicable, including in its capacity as an independent committee.

15.	Miscellaneous

15.1.	Any delay or failure by any party to exercise or enforce any of its rights under this Agreement shall not be deemed a waiver thereof or prevent such party from exercising its rights in the future, and such party may exercise all or any of its rights hereunder at any time it deems appropriate. No waiver, concession, extension, state, modification, addition, or reduction of this Agreement or under it shall be valid unless made in writing and signed by all parties hereto.

15.2.	Any amendment, modification, or addition to this Agreement shall be of no effect and deemed void unless made in writing and signed by all parties hereto.

15.3.	This Agreement, including its appendices, constitutes the full and entire agreement between the parties with respect to the matters set forth herein. Any prior representation, consent, draft, or commitment, whether directly between the parties or in favor of a third party, and any negotiations, understandings, summaries, or agreements between the parties preceding the execution of this Agreement and relating to the matters set forth herein, shall have no force or effect.

15.4.	If any provision of this Agreement is determined to be unenforceable and/or void for any reason, such determination shall not affect the remaining provisions hereof, and the parties shall act to implement this Agreement in its spirit and intent, including by substituting the unenforceable and/or void provision with a replacement provision whose substance and effect are substantially similar and whose economic outcome is equivalent for the parties hereto.

15.5.	This Agreement may be executed in multiple counterparts, including by means of electronic signature, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A signed Agreement received by a party via email shall be deemed an original and shall bind the signing party, provided that all other parties have executed this Agreement (whether on the same counterpart or on another counterpart thereof).

15.6.	Third-Party Beneficiaries. Except as provided in Section 9 (Exemption, Indemnification, and Insurance of Officers), this Agreement shall not be deemed a contract for the benefit of any third party who is not a party hereto, and accordingly, no such third party (including, for the avoidance of doubt, any shareholder of a party) shall have any right of claim under or by virtue of this Agreement or any of its provisions or clauses against any of the parties hereto.

15.7.	Interpretation. Notwithstanding any law to the contrary, the parties hereto declare that they have jointly negotiated and drafted this Agreement and have been represented by professional legal counsel in doing so. In any case of interpretative doubt regarding this Agreement in any legal proceeding (including arbitration), its terms and provisions shall be construed as jointly drafted by the parties, and no presumption favoring either party shall apply. Drafts of this Agreement shall have no validity and shall not be given any weight in interpreting this Agreement.

15.8.	This Agreement shall be governed solely by the laws of the State of Israel. Subject to the provisions of Section 14 (Dispute Resolution) above, the exclusive jurisdiction over any matter or dispute arising from, related to, or connected with this Agreement or its performance shall be vested exclusively in the competent courts of Tel Aviv–Jaffa.

15.9.	The addresses and contact details of the parties for purposes of this Agreement are as set forth in the preamble hereto, or any other address in Israel or other contact details notified in writing by one party to the others pursuant to this Section.

Any notice by any party in connection with this Agreement shall be sent to the addressee by personal delivery, registered mail, or email, and shall be deemed delivered to the recipient on the date of personal delivery, or three (3) days after dispatch by registered mail, or on the first Business Day following receipt of confirmation of delivery by email.

15.10.	Successors and Assigns. None of the rights or obligations under or pursuant to this Agreement may be assigned or transferred to any person or entity without the prior written consent of all parties hereto.

IN WITNESS WHEREOF, the parties have signed this Agreement:

Matrix IT Ltd.	Magic Software Enterprises Ltd.	Magitrix Ltd.

By:	By:	By:
Title:	Title:	Title:
and By:	and By:	and By:
Title:	Title:	Title:

66